Exhibit (a)(1)(A)

Offer To Purchase For Cash

All Outstanding Shares of Common Stock

of

CNET NETWORKS, INC.

at

$11.50 NET PER SHARE

by

TEN ACQUISITION CORP.

a wholly-owned subsidiary of

CBS CORPORATION

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON FRIDAY, JUNE 20, 2008, UNLESS THE OFFER IS EXTENDED.

Ten Acquisition Corp., a Delaware corporation (the “Purchaser”) and a wholly-owned subsidiary of CBS Corporation, a Delaware corporation (“CBS”), is offering to purchase all of the outstanding shares of common stock, par value $0.0001 per share (including the associated preferred stock purchase rights, the “Shares”), of CNET Networks, Inc., a Delaware corporation (“CNET”), at a purchase price of $11.50 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with the Offer to Purchase, each as may be amended or supplemented from time to time, collectively constitute the “Offer”).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of May 15, 2008 (as it may be amended from time to time, the “Merger Agreement”), by and among CNET, CBS and the Purchaser. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to certain conditions, the Purchaser will be merged with and into CNET (the “Merger”) with CNET continuing as the surviving corporation, wholly-owned by CBS. In the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than Shares held by (i) CBS or the Purchaser, which Shares will be cancelled and shall cease to exist, (ii) N Holdings I Inc., a subsidiary of CBS, which Shares will be unaffected, or (iii) stockholders who exercise appraisal rights under Delaware law with respect to such Shares) will be cancelled and converted into the right to receive $11.50 or any greater per Share price paid in the Offer, without interest thereon and less any required withholding taxes. Under no circumstances will interest be paid on the purchase price for the Shares, regardless of any extension of the Offer or any delay in making payment for the Shares.

The Offer is conditioned upon, among other things, (i) the satisfaction of the Minimum Tender Condition (as described below) and (ii) the expiration or termination of all statutory waiting periods (and any extensions thereof) applicable to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), any applicable German antitrust, competition and merger control laws and any other applicable foreign antitrust, competition or merger control laws, other than such approvals for which the failure to obtain would be immaterial to CNET and its subsidiaries, taken as a whole, or to CBS and its subsidiaries, taken as a whole (the “Regulatory Condition”). The Minimum Tender Condition requires that the number of Shares that has been validly tendered (other than Shares tendered by guaranteed delivery where actual delivery has not occurred) and not withdrawn prior to the expiration of the Offer represent more than 50% of the then issued and outstanding Shares on a fully diluted basis. The Offer also is subject to other conditions set forth in this Offer to Purchase. See Section 15—“Certain Conditions of the Offer.” The Merger Agreement provides that if CNET shall have so requested in writing no less than two business days prior to the initial expiration date, the Purchaser must extend the Offer for the period of time stated in CNET’s written request (which period shall not exceed 10 business days beyond the initial expiration date), notwithstanding the satisfaction or waiver of all of the conditions of the Offer on or prior to the initial expiration date.

The CNET Board of Directors, among other things, has unanimously (i) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, (ii) determined that the terms of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of CNET and the stockholders of CNET and (iii) recommended that the holders of the Shares accept the Offer and tender their Shares pursuant to the Offer and, if necessary, adopt the Merger Agreement.

A summary of the principal terms of the Offer appears on pages S-i through S-vii. You should read this entire document carefully before deciding whether to tender your Shares in the Offer.

The Dealer Managers for the Offer are:

May 23, 2008

IMPORTANT

If you wish to tender all or a portion of your Shares in the Offer, you should either (i) complete and sign the letter of transmittal (or a facsimile thereof) that accompanies this Offer to Purchase (the “Letter of Transmittal”) in accordance with the instructions in the Letter of Transmittal and mail or deliver the Letter of Transmittal and all other required documents to the Depositary (as defined herein) together with certificates representing the Shares tendered or follow the procedure for book-entry transfer set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares” or (ii) request your broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you. If you hold Shares in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares.

If you wish to tender Shares and cannot deliver certificates representing such Shares and all other required documents to the Depositary on or prior to the Expiration Date (as defined herein) or you cannot comply with the procedures for book-entry transfer on a timely basis, you may tender your Shares by following the guaranteed delivery procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Questions and requests for assistance should be directed to the Information Agent (as defined herein) or the Dealer Managers (as defined herein) at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the related Letter of Transmittal, the related Notice of Guaranteed Delivery and other materials related to the Offer may also be obtained at our expense from the Information Agent or the Dealer Managers. Additionally, copies of this Offer to Purchase, the related Letter of Transmittal, the related Notice of Guaranteed Delivery and any other material related to the Offer may be found at www.sec.gov.

i

SUMMARY TERM SHEET

The information contained in this summary term sheet is a summary only and is not meant to be a substitute for the more detailed description and information contained in the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery. You are urged to read carefully the Offer of Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery in their entirety. CBS and the Purchaser have included cross-references in this summary term sheet to other sections of the Offer to Purchase where you will find more complete descriptions of the topics mentioned below. The information concerning CNET contained herein and elsewhere in the Offer to Purchase has been provided to CBS and the Purchaser by CNET or has been taken from or is based upon publicly available documents or records of CNET on file with the U.S. Securities and Exchange Commission or other public sources at the time of the Offer. CBS and the Purchaser have not independently verified the accuracy and completeness of such information. CBS and the Purchaser have no knowledge that would indicate that any statements contained herein relating to CNET provided to CBS and the Purchaser or taken from or based upon such documents and records filed with the U.S. Securities and Exchange Commission are untrue or incomplete in any material respect.

Securities Sought	All issued and outstanding shares of common stock, par value $0.0001 per share, of CNET Networks, Inc.

Price Offered Per Share	$11.50 in cash, without interest thereon and less any required withholding taxes.

Scheduled Expiration of Offer	12:00 midnight, New York City time, at the end of Friday, June 20, 2008, unless the Offer is otherwise extended. See Section 1—“Terms of the Offer.”

Purchaser	Ten Acquisition Corp., a wholly-owned subsidiary of CBS Corporation, a Delaware corporation.

Who is offering to buy my securities?

We are Ten Acquisition Corp., a Delaware corporation, formed for the purpose of making this Offer. We are a wholly-owned subsidiary of CBS Corporation, a Delaware corporation. CBS Corporation is a mass media company with operations in the following segments:

•

Television: The Television segment consists of CBS Television, comprised of the CBS® Television Network, CBS’ 30 owned broadcast television stations, CBS Paramount Network Television and CBS Television Distribution, CBS’ television production and syndication operations, Showtime Networks™, CBS’ premium subscription television program services, and CBS College Sports Network™, CBS’ cable network and online digital media business devoted to college athletics.

•	Radio: The Radio segment owns and operates 140 radio stations in 30 United States markets through CBS Radio®.

•

Outdoor: The Outdoor segment displays advertising on media, including billboards, transit shelters, buses, rail systems (in-car, station platforms and terminals), mall kiosks and stadium signage principally through CBS Outdoor® and in retail stores through CBS Outernet™.

•	Publishing: The Publishing segment consists of Simon & Schuster, which publishes and distributes consumer books under imprints such as Simon & Schuster®, Pocket Books®, Scribner® and Free Press™.

Unless the context indicates otherwise, in this Offer to Purchase, we use the terms “us,” “we” and “our” to refer to Ten Acquisition Corp. and, where appropriate, CBS Corporation. We use the term “CBS” to refer to CBS Corporation alone, the term “Purchaser” to refer to Ten Acquisition Corp. alone and the terms “CNET” or the “Company” to refer to CNET Networks, Inc.

S-i

See the “Introduction” to this Offer to Purchase and Section 8—“Certain Information Concerning CBS and the Purchaser.”

What are the classes and amounts of securities sought in the Offer?

We are offering to purchase all of the outstanding shares of common stock, par value $0.0001 per share, of CNET on the terms and subject to the conditions set forth in this Offer to Purchase. Unless the context otherwise requires, in this Offer to Purchase we use the term “Offer” to refer to this offer and the term “Shares” to refer to shares of CNET common stock that are the subject of the Offer.

See the “Introduction” to this Offer to Purchase and Section 1—“Terms of the Offer.”

How much are you offering to pay? What is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $11.50 per Share net to you, in cash, without interest and less any required withholding taxes. We refer to this amount as the “Offer Price.” If you are the record owner of your Shares and you directly tender your Shares to us in the Offer, you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker, banker or other nominee, and your broker tenders your Shares on your behalf, your broker, banker or other nominee may charge you a fee for doing so. You should consult your broker, banker or other nominee to determine whether any charges will apply.

See the “Introduction” to this Offer to Purchase.

Is there an agreement governing the Offer?

Yes. The Purchaser, CBS and CNET have entered into an Agreement and Plan of Merger dated as of May 15, 2008 (as it may be amended from time to time, the “Merger Agreement”). The Merger Agreement provides, among other things, for the terms and conditions of the Offer and the subsequent merger of the Purchaser with and into CNET (the “Merger”).

See Section 11—“The Merger Agreement” and Section 15—“Certain Conditions of the Offer.”

Do you have the financial resources to make payment?

Yes. We estimate that we will need approximately $1.79 billion to purchase all of the Shares pursuant to the Offer and to consummate the Merger (which estimate includes payment in respect of outstanding in-the-money options), plus related fees and expenses. CBS, our parent company, will provide us with sufficient funds to purchase all Shares properly tendered in the Offer and to provide funding for the Merger with CNET, which is expected to follow the successful completion of the Offer in accordance with the terms and conditions of the Merger Agreement. The Offer is not conditioned upon our ability to finance the purchase of Shares pursuant to the Offer. CBS expects to obtain the necessary funds from existing cash balances.

See Section 9—“Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender my Shares in the Offer?

No. We do not think our financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

S-ii

•

we, through our parent company, CBS, will have sufficient funds available to purchase all Shares successfully tendered in the Offer in light of our financial capacity in relation to the amount of consideration payable;

•	the Offer is not subject to any financing condition; and

•	if we consummate the Offer, we expect to acquire any remaining Shares for the same cash price in the Merger.

See Section 9—“Source and Amount of Funds.”

How long do I have to decide whether to tender my Shares in the Offer?

You will have until 12:00 midnight, New York City time, on Friday, June 20, 2008 (which is the end of the day on June 20, 2008), to tender your Shares in the Offer, unless we extend the Offer. In addition, if we are required to, by the terms of the Merger Agreement, or we otherwise decide to provide a subsequent offering period for the Offer as described below, you will have an additional opportunity to tender your Shares. Other than as may be required by the Merger Agreement, we do not currently intend to provide a subsequent offering period, although we reserve the right to do so.

If you cannot deliver everything required to make a valid tender by that time, you may still participate in the Offer by using the guaranteed delivery procedure that is described later in this Offer to Purchase prior to that time.

See Section 1—“Terms of the Offer” and Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Can the Offer be extended and under what circumstances?

Yes. We have agreed in the Merger Agreement that, subject to our rights to terminate the Merger Agreement in accordance with its terms:

•

The Offer will be extended for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the “SEC”) or its staff or Nasdaq that is applicable to the Offer, provided that we are not in any event required to extend the Offer beyond September 15, 2008 (the “Outside Date”).

•

If, on the initial expiration date or any subsequent date as of which the Offer is scheduled to expire, the Minimum Tender Condition or the Regulatory Condition (each as described below) is not satisfied, then, to the extent requested in writing by CNET no less than two business days prior to the applicable expiration date, we must extend the Offer for one or more periods ending no later than the Outside Date, to permit such conditions of the Offer to be satisfied; provided, that no individual extension will be for a period of more than 10 business days and that we will not be required to extend the Offer to a date beyond the date which is 20 business days after the date on which the Regulatory Condition is satisfied.

•

If, on the initial expiration date or any extended expiration date, any condition of the Offer (as set forth in Section 15—“Certain Conditions of the Offer”) is not satisfied and the Merger Agreement has not been terminated in accordance with its terms, we may, at our discretion, extend the Offer for one or more periods.

•

If CNET shall have so requested in writing no less than two business days prior to the initial expiration date, we must extend the Offer for the period of time stated in CNET’s written request (which period shall not exceed 10 business days beyond the initial expiration date), notwithstanding the satisfaction or waiver of all of the conditions of the Offer on or prior to the initial expiration date.

S-iii

•

We may, at our discretion, elect to provide for a subsequent offering period (and one or more extensions thereof) in accordance with Rule 14d-11 promulgated under the Securities Exchange Act of 1934, as amended, following the time for acceptance of the tendered Shares (the “Acceptance Time”), and, if immediately following the Acceptance Time, we (together with CBS and our respective subsidiaries and affiliates) own more than 80% but less than 90% of the Shares outstanding at that time (which shares beneficially owned shall include shares tendered in the Offer and not withdrawn), to the extent reasonably requested by CNET, we will provide for a subsequent offering period of at least 10 business days.

See Section 1—“Terms of the Offer” of this Offer to Purchase for more details on our obligation and ability to extend the Offer.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform BNY Mellon Shareowner Services, which is the depositary for the Offer (the “Depositary”), of any extension and will issue a press release announcing the extension not later than 9:00 a.m., New York City time, on the next business day after the day on which the Offer was scheduled to expire.

If we must elect to provide or extend any subsequent offering period, a public announcement of such inclusion or extension will be made no later than 9:00 a.m., New York City time, on the next business day following the Expiration Date or date of termination of any prior subsequent offering period.

See Section 1—“Terms of the Offer.”

What are the most significant conditions to the Offer?

The Offer is conditioned upon, among other things:

•

The satisfaction of the Minimum Tender Condition. The Minimum Tender Condition requires that the number of Shares that has been validly tendered (other than Shares tendered by guaranteed delivery where actual delivery has not occurred) and not withdrawn prior to the expiration of the Offer represent more than 50% of the then issued and outstanding Shares on a fully diluted basis; and

•

The satisfaction of the Regulatory Condition. The Regulatory Condition requires the expiration or termination of all statutory waiting periods (and any extensions thereof) applicable to the purchase of Shares in the Offer under the HSR Act, any applicable German antitrust, competition and merger control laws and any other applicable foreign antitrust, competition or merger control laws, other than such approvals for which the failure to obtain would be immaterial to CNET and its subsidiaries, taken as a whole, or to CBS and its subsidiaries, taken as a whole.

The Offer also is subject to a number of other conditions set forth in this Offer to Purchase. We expressly reserve the right to waive any such conditions, but we cannot, without CNET’s consent, waive the Minimum Tender Condition or add to or modify the conditions to the Offer in any manner adverse to the holders of the Shares. There is no financing condition to the Offer.

See Section 15—“Certain Conditions of the Offer.”

How do I tender my Shares?

If you hold your Shares directly as the registered owner, you can tender your Shares in the Offer by delivering the certificates representing your Shares, together with a completed and signed Letter of Transmittal and any other documents required by the Letter of Transmittal, to the Depositary, not later than the date and time the Offer expires. The Letter of Transmittal is enclosed with this Offer to Purchase.

S-iv

If you hold your Shares in street name through a broker, dealer, commercial bank, trust company or other nominee, the institution that holds your Shares can tender your Shares on your behalf, and may be able to tender your Shares through the Depositary. You should contact the institution that holds your Shares for more details.

If you are unable to deliver everything that is required to tender your Shares to the Depositary by the expiration of the Offer, you may obtain a limited amount of additional time by having a broker, a bank or another fiduciary that is an eligible institution guarantee that the missing items will be received by the Depositary using the enclosed Notice of Guaranteed Delivery. To validly tender Shares in this manner, however, the Depositary must receive the missing items within the time period specified in the notice.

See Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Until what time may I withdraw previously tendered Shares?

You may withdraw your previously tendered Shares at any time until the Offer has expired. In addition, unless Shares tendered pursuant to the Offer are accepted for payment by the Purchaser, such Shares may be withdrawn at any time after July 21, 2008. This right to withdraw will not, however, apply to Shares tendered in any subsequent offering period, if one is provided. See Section 4—“Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To withdraw previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw Shares. If you tendered Shares by giving instructions to a broker, banker or other nominee, you must instruct the broker, banker or other nominee to arrange for the withdrawal of your Shares. See Section 4—“Withdrawal Rights.”

What does the CNET Board think of the Offer?

The CNET Board of Directors, among other things, has unanimously (i) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, (ii) determined that the terms of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of CNET and the stockholders of CNET and (iii) recommended that the holders of the Shares accept the Offer and tender their Shares pursuant to the Offer and, if necessary, adopt the Merger Agreement.

A more complete description of the reasons of the CNET Board’s approval of the Offer and the Merger is set forth in the Solicitation/Recommendation Statement on Schedule 14D-9 that is being mailed to you together with this Offer to Purchase.

If a majority of the Shares are tendered and accepted for payment, will CNET continue as a public company?

No. Following the purchase of Shares in the Offer, we expect to consummate the Merger. If the Merger takes place, CNET no longer will be publicly owned. Even if for some reason the Merger does not take place, if we purchase all of the tendered Shares, there may be so few remaining stockholders and publicly held Shares that CNET’s common stock will no longer be eligible to be traded through the NASDAQ Global Market or other securities exchanges, there may not be an active public trading market for CNET common stock, and CNET may no longer be required to make filings with the SEC or otherwise comply with the SEC rules relating to publicly held companies.

See Section 13—“Certain Effects of the Offer.”

S-v

If I decide not to tender, how will the Offer affect my Shares?

If the Offer is consummated and certain other conditions are satisfied, the Purchaser will merge with and into CNET and all of the then outstanding Shares (other than those held by (i) CBS or the Purchaser, which Shares will be cancelled and retired and cease to exist, (ii) N Holdings I Inc., a subsidiary of CBS, which Shares will be unaffected, or (iii) stockholders who exercise appraisal rights under Delaware law with respect to such Shares) will be cancelled and converted in the Merger into the right to receive an amount in cash equal to the highest price per Share paid pursuant to the Offer, without interest thereon and less any required withholding taxes. If we purchase Shares in the Offer, we will have sufficient voting power to approve the Merger without the affirmative vote of any other stockholder of CNET. Furthermore, if pursuant to the Offer or otherwise we own in excess of 90% of the outstanding Shares, we may effect the Merger without any further action by the stockholders of CNET.

See Section 11—“The Merger Agreement.”

If the Merger is consummated, CNET’s stockholders who do not tender their Shares in the Offer will, unless they validly exercise appraisal rights (as described below), receive the same amount of cash per Share that they would have received had they tendered their Shares in the Offer. Therefore, if the Offer and the Merger are consummated, the only differences to you between tendering your Shares and not tendering your Shares in the Offer are that (i) you will be paid earlier if you tender your Shares in the Offer and (ii) appraisal rights will not be available to you if you tender Shares in the Offer but will be available to you in the Merger. See Section 17—“Appraisal Rights.” However, if the Offer is consummated but the Merger is not consummated, the number of CNET’s stockholders and the number of Shares that are still in the hands of the public may be so small that there will no longer be an active public trading market (or, possibly, there may not be any public trading market) for the Shares. Also, as described below, CNET may cease making filings with the SEC or otherwise may not be required to comply with the rules relating to publicly held companies.

See the “Introduction” to this Offer to Purchase and Section 13—“Certain Effects of the Offer.”

What is the market value of my Shares as of a recent date?

On May 14, 2008, the last full day of trading before the public announcement of the terms of the Offer and the Merger, the reported closing sales price of the Shares on Nasdaq was $7.95 per Share. On May 21, 2008, the second to last full day of trading before the commencement of the Offer, the reported closing sales price of the Shares on Nasdaq was $11.40 per Share. The Offer Price represents a 48% premium to the average closing sales price of the Shares for the 30 trading days prior to and including May 14, 2008 and a premium of 44.65% over the closing sales price on the last full day of trading before the public announcement of the Offer and the Merger.

We encourage you to obtain a recent quotation for Shares of CNET common stock in deciding whether to tender your Shares.

See Section 6—“Price Range of Shares; Dividends.”

What is the “Top-Up Option” and when will it be exercised?

Under the Merger Agreement, if we do not acquire at least 90% of the outstanding Shares in the Offer after our acceptance of, and payment for Shares pursuant to the Offer, we have the option, subject to certain limitations, to purchase from CNET up to a number of additional Shares sufficient to cause us to own one share more than 90% of the Shares then outstanding at a price per Share equal to the Offer Price to enable us to effect a short-form merger. We refer to this option as the “Top-Up Option.”

S-vi

Will I have appraisal rights in connection with the Offer?

No appraisal rights will be available to you in connection with the Offer. However, stockholders will be entitled to appraisal rights in connection with the Merger if they do not tender Shares in the Offer and do not vote in favor of the Merger, subject to and in accordance with Delaware law. Stockholders must properly perfect their right to seek appraisal under Delaware law in connection with the Merger in order to exercise appraisal rights.

See Section 17—“Appraisal Rights.”

What will happen to my employee stock options in the Offer?

The Offer is made only for Shares and is not made for any employee stock options to purchase Shares that were granted under any CNET stock plan (“Options”). Pursuant to the Merger Agreement, each Option (vested or unvested) having an exercise price per share that is less than the Offer Price, that is outstanding immediately prior to the effective time of the Merger will be cancelled and terminated and converted at that time into the right to receive an amount in cash, without interest and less any required withholding taxes, equal to the excess of the Offer Price over the per Share exercise price of the Option for each Share subject to the Option. If the exercise price of an Option equals or exceeds the Offer Price, no cash payment will be due and owing and instead such Option will be assumed by CBS as of the effective time of the Merger and converted into an option to purchase shares of CBS common stock based on a ratio specified in the Merger Agreement. See Section 11—“The Merger Agreement—CNET Stock Options.”

What are the material United States federal income tax consequences of tendering Shares?

The receipt of cash in exchange for your Shares in the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign income or other tax laws. In general, you will recognize capital gain or loss in an amount equal to the difference between the amount of cash you receive and your adjusted tax basis in the Shares sold pursuant to the Offer or exchanged for cash pursuant to the Merger. This capital gain or loss will be long-term capital gain or loss if you have held the Shares for more than one year as of the date of your sale or exchange of the Shares pursuant to the Offer or the Merger. See Section 5—“Certain United States Federal Income Tax Consequences” for a more detailed discussion of the tax treatment of the Offer.

We urge you to consult with your own tax advisor as to the particular tax consequences to you of the Offer and the Merger.

Who should I call if I have questions about the Offer?

You may call MacKenzie Partners, Inc. at (800) 322-2885 (Toll Free), Citigroup Global Markets Inc. at (877) 531-8365 (Toll Free) or UBS Securities LLC at (877) 299-7215 (Toll Free). MacKenzie Partners, Inc. is acting as the information agent (the “Information Agent”), Citigroup Global Markets Inc. is acting as a dealer manager and UBS Securities LLC is acting as a dealer manager (together, the “Dealer Managers”) for our tender offer. See the back cover of this Offer to Purchase for additional contact information.

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To the Holders of Shares of

Common Stock of CNET Networks, Inc.:

INTRODUCTION

We, Ten Acquisition Corp., a Delaware corporation (the “Purchaser”) and a wholly-owned subsidiary of CBS Corporation, a Delaware corporation (“CBS”), are offering to purchase for cash all outstanding shares of common stock, par value $0.0001 per share (including the associated preferred stock purchase rights, the “Shares”), of CNET Networks, Inc., a Delaware corporation (“CNET” or the “Company”), at a price of $11.50 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which collectively, as each may be amended or supplemented from time to time, constitute the “Offer”).

We are making the Offer pursuant to an Agreement and Plan of Merger, dated as of May 15, 2008 (as it may be amended from time to time, the “Merger Agreement”), by and among CBS, the Purchaser and CNET. The Merger Agreement provides, among other things, for the making of the Offer and also provides that following the consummation of the Offer and subject to certain conditions, the Purchaser will be merged with and into CNET (the “Merger”) with CNET continuing as the surviving corporation, wholly-owned by CBS. Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each Share outstanding immediately prior to the Effective Time (other than Shares held by (i) CBS or the Purchaser, which Shares will be cancelled and cease to exist, (ii) N Holdings I Inc., a subsidiary of CBS, which Shares will be unaffected, or (iii) stockholders who validly exercise their appraisal rights in connection with the Merger as described in Section 17—“Appraisal Rights”) will be cancelled and converted into the right to receive an amount in cash equal to the highest price per Share paid in the Offer, without interest thereon and less any required withholding taxes. The Merger Agreement is more fully described in Section 11—“The Merger Agreement,” which also contains a discussion of the treatment of employee stock options.

Tendering stockholders who are record owners of their Shares and who tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by the Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, banker or other nominee should consult such institution as to whether it charges any service fees or commissions.

The CNET Board of Directors, among other things, has unanimously (i) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, (ii) determined that the terms of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of CNET and the stockholders of CNET, and (iii) recommended that the holders of the Shares accept the Offer and tender their Shares pursuant to the Offer and, if necessary, adopt the Merger Agreement.

The Offer is conditioned upon, among other things, (i) the satisfaction of the Minimum Tender Condition (as described below) and (ii) the expiration or termination of all statutory waiting periods (and any extensions thereof) applicable to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), any applicable German laws regulating antitrust, competition or merger control and any other applicable foreign laws regulating antitrust, competition or merger control, other than such approvals for which the failure to obtain would be immaterial to CNET and its subsidiaries, taken as a whole, or to CBS and its subsidiaries, taken as a whole (the “Regulatory Condition”). The Minimum Tender Condition requires that the number of Shares that has been validly tendered (other than Shares tendered by guaranteed delivery where actual delivery has not occurred) and not withdrawn prior to the expiration of the Offer represent more than 50% of the then issued and outstanding Shares on a fully diluted basis. The Offer also is subject to other conditions set forth in this Offer to Purchase. See Section 15—“Certain Conditions of the Offer.” The Merger Agreement provides that if CNET shall have so requested in writing no less than two business days prior to the initial expiration date, we must extend the Offer for the period of time stated in CNET’s written request (which period shall not exceed 10 business days beyond the initial expiration date), notwithstanding the satisfaction or waiver of all of the conditions of the Offer on or prior to the initial expiration date.

CNET has advised CBS that Morgan Stanley & Co. Incorporated (“Morgan Stanley”), CNET’s financial advisor, rendered its written opinion to CNET’s Board of Directors to the effect that, as of May 15, 2008 and based upon and subject to the factors and assumptions set forth therein, the Offer Price to be received by the holders of Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders (other than CBS and its affiliates). The full text of the written opinion of Morgan Stanley, dated as of May 15, 2008, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with such opinion, is attached as Annex II to CNET’s Solicitation/ Recommendation Statement on Schedule 14D-9 to be filed with the Securities and Exchange Commission (the “SEC”) and which will be mailed to CNET’s stockholders with this Offer to Purchase. Morgan Stanley provided its opinion for the information and assistance of CNET’s Board of Directors in connection with its consideration of the Offer and the Merger. The opinion of Morgan Stanley does not constitute a recommendation as to whether or not you should tender Shares in connection with the Offer or how you should vote with respect to the adoption of the Merger Agreement or any other matter.

Consummation of the Merger is conditioned upon, among other things, the adoption of the Merger Agreement by the requisite vote of stockholders of CNET, if required by Delaware law. Under Delaware law, the affirmative vote of a majority of the outstanding Shares is the only vote of any class or series of CNET’s capital stock that would be necessary to adopt the Merger Agreement at any required meeting of CNET’s stockholders. If we purchase Shares in the Offer, we will have sufficient voting power to approve the Merger without the affirmative vote of any other stockholder of CNET. In addition, Delaware law provides that if a corporation owns at least 90% of the outstanding shares of each class of a subsidiary corporation, the corporation holding such stock may merge such subsidiary into itself, or itself into such subsidiary, without any action or vote on the part of the board of directors or the stockholders of such other corporation. Under the Merger Agreement, if, after the expiration of the Offer or the expiration of any subsequent offering period, the Purchaser owns at least 90% of the outstanding Shares (including Shares issued pursuant to the Top-Up Option), CBS and CNET are required to take all necessary and appropriate action to cause the Merger to become effective, without a meeting of the holders of Shares, in accordance with Section 253 of the Delaware General Corporation Law (the “DGCL”).

This Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER

1. Terms of the Offer.

The Purchaser is offering to purchase all of the outstanding Shares of CNET. According to CNET, as of May 13, 2008, there were 152,383,712 Shares issued and outstanding and 18,009,113 Shares reserved and available for issuance upon, or otherwise deliverable in connection with, the exercise of outstanding options.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), we will accept for payment and promptly pay for all Shares validly tendered prior to the Expiration Date and not properly withdrawn as permitted under Section 4—“Withdrawal Rights.” The term “Expiration Date” means 12:00 midnight, New York City time, at the end of Friday, June 20, 2008, unless we, in accordance with the Merger Agreement, extend the period during which the Offer is open, in which event the term “Expiration Date” means the latest time and date at which the Offer, as so extended, expires.

The Offer is conditioned upon, among other things, the satisfaction of the Minimum Tender Condition and the other conditions described in Section 15—“Certain Conditions of the Offer.”

The Merger Agreement provides that we may, without the consent of CNET, (i) extend the Offer for one or more periods if, on the initial expiration date or any extended expiration date, any condition of the Offer is not satisfied and the Merger Agreement has not been terminated in accordance with its terms, and (ii) elect to provide for a subsequent offering period (and one or more extensions thereof) in accordance with Rule 14d-11 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), following the time for acceptance of the tendered Shares (the “Acceptance Time”). In addition, on the initial expiration date or any subsequent date as of which the Offer is scheduled to expire, if the Minimum Tender Condition or the Regulatory Condition is not satisfied, then, to the extent requested in writing by CNET no less than two business days prior to the applicable expiration date, we must extend the Offer for one or more periods ending no later than the Outside Date, to permit such conditions of the Offer to be satisfied; provided, that no individual extension will be for a period of more than 10 business days and that we will not be required to extend the Offer to a date beyond the date which is 20 business days after the date on which the Regulatory Condition is satisfied. Also, if CNET shall have so requested in writing no less than two business days prior to the initial expiration date, we must extend the Offer for the period of time stated in CNET’s written request (which period shall not exceed 10 business days beyond the initial expiration date), notwithstanding the satisfaction or waiver of all of the conditions of the Offer on or prior to the initial expiration date. Further, if immediately following the Acceptance Time, we (together with CBS and our respective subsidiaries and affiliates) own more than 80% but less than 90% of the Shares outstanding at that time (which shares beneficially owned shall include shares tendered in the Offer and not withdrawn), to the extent reasonably requested by CNET, we will provide for a subsequent offering period of at least 10 business days. Under the Merger Agreement, we also will extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or the staff thereof or Nasdaq Global Market applicable to the Offer, provided that we will not be required to extend the Offer beyond September 15, 2008 (the “Outside Date”).

We have agreed in the Merger Agreement that, without the consent of CNET, we will not (i) reduce the number of Shares sought to be purchased by the Purchaser in the Offer, (ii) reduce the Offer Price, (iii) waive the Minimum Tender Condition, (iv) add to, modify or supplement any of the conditions to the Offer (as set forth in Section 15—“Certain Conditions of the Offer”) or the terms of the Offer in a manner that adversely affects, or would reasonably be expected to adversely affect, the holders of Shares, (v) extend or otherwise change the expiration date of the Offer, except as described above, or (vi) change the form of the consideration payable in the Offer.

If we extend the Offer, are delayed in our acceptance for payment of or payment (whether before or after our acceptance for payment for Shares) for Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4—“Withdrawal Rights.” However, our ability to delay the payment for Shares that we have accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires us to pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer.

Except as set forth above, and subject to the applicable rules and regulations of the SEC, we expressly reserve the right to waive any condition to the Offer (other than the Minimum Tender Condition, which may not be waived without CNET’s prior consent), increase the Offer Price and/or modify the other terms of the Offer. Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which we may choose to make any public announcement, we currently intend to make announcements regarding the Offer by issuing a press release and making any appropriate filing with the SEC.

If we make a material change in the terms of the Offer or the information concerning the Offer or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. In the SEC’s view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and with respect to a change in price or a change in percentage of securities sought, a minimum ten business day period generally is required to allow for adequate dissemination to stockholders and investor response.

If, on or before the Expiration Date, we increase the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration.

We expressly reserve the right, in our sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, not to accept for payment any Shares if, at the expiration of the Offer, any of the conditions to the Offer have not been satisfied or upon the occurrence of any of the events set forth in Section 15—“Certain Conditions of the Offer.” Under certain circumstances, we may terminate the Merger Agreement and the Offer.

After the expiration of the Offer and acceptance of the Shares tendered in, and not withdrawn from, the Offer, the Merger Agreement may require us to or we may otherwise decide to provide one or more subsequent offering periods. A subsequent offering period, if included, will be an additional period of up to 20 business days beginning on the next business day following the Expiration Date, during which any remaining stockholders may tender, but not withdraw, their Shares and receive the Offer Price. If we include a subsequent offering period, we will immediately accept and promptly pay for all Shares that were validly tendered during the initial offering period. During a subsequent offering period, tendering stockholders will not have withdrawal rights, and we will immediately accept and promptly pay for any Shares tendered during the subsequent offering period.

Other than as may be required by the terms of the Merger Agreement, we do not currently intend to provide a subsequent offering period for the Offer, although we reserve the right to do so. If we elect to provide or extend any subsequent offering period, a public announcement of such inclusion or extension will be made no later than 9:00 a.m., New York City time, on the next business day following the Expiration Date or date of termination of any prior subsequent offering period.

Under the Merger Agreement, if we do not acquire at least 90% of the outstanding Shares in the Offer after our acceptance of, and payment for, Shares pursuant to the Offer, we have the option (the “Top-Up Option”), exercisable upon the terms and conditions set forth in the Merger Agreement, to purchase from CNET up to that number of Shares equal to a number of Shares that, when added to the number of Shares directly or indirectly owned by CBS at the time of such exercise, will constitute one share more than 90% of the Shares outstanding immediately after exercise of the Top-Up Option at a price per Share equal to the Offer Price.

CNET has provided us with CNET’s stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal, together with the Schedule 14D-9, will be mailed to record holders of Shares whose names appear on CNET’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

2. Acceptance for Payment and Payment for Shares.

Subject to the satisfaction or waiver of all the conditions to the Offer set forth in Section 15—“Certain Conditions of the Offer,” we will accept for payment and promptly pay for Shares validly tendered and not withdrawn pursuant to the Offer on or after the Expiration Date. If we commence a subsequent offering period in connection with the Offer, we will immediately accept for payment and promptly pay for all additional Shares tendered during such subsequent offering period, subject to and in compliance with the requirements of Rule 14d-11(e) under the Exchange Act. Subject to compliance with Rule 14e-1(c) under the Exchange Act, we expressly reserve the right to delay payment for Shares in order to comply in whole or in part with any applicable law, including, without limitation, the HSR Act, any applicable German antitrust, competition or merger control laws and any other applicable foreign antitrust, competition or merger control laws. See Section 16—“Certain Legal Matters; Regulatory Approvals.”

In all cases, we will pay for Shares accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Share Certificates”) or confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”) pursuant to the procedures set forth in Section 3— “Procedures for Accepting the Offer and Tendering Shares,” (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

The term “Agent’s Message” means a message, transmitted by the Book-Entry Transfer Facility to and received by the Depositary and forming a part of a Book-Entry Confirmation, that states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Purchaser may enforce such agreement against such participant.

For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not withdrawn as, if and when we give oral or written notice to the Depositary of our acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from us and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If we extend the Offer, are delayed in our acceptance for payment of Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4—“Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will we pay interest on the purchase price for Shares by reason of any extension of the Offer or any delay in making such payment.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedure set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), as promptly as practicable following the expiration or termination of the Offer.

3. Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders. In order for a stockholder validly to tender Shares pursuant to the Offer, either (i) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of

Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (A) the Share Certificates evidencing tendered Shares must be received by the Depositary at such address or (B) such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Date, or (ii) the tendering stockholder must comply with the guaranteed delivery procedures described below under “Guaranteed Delivery.”

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make a book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at the Book-Entry Transfer Facility, either the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedure described below. Delivery of documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

Signature Guarantees. No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in the Book-Entry Transfer Facility’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such holder has completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal or (ii) if the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agents Medallion Program or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each an “Eligible Institution” and collectively “Eligible Institutions”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in, the name(s) of a person other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear on the Share Certificate, with the signature(s) on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery. If a stockholder desires to tender Shares pursuant to the Offer and the Share certificates evidencing such stockholder’s Shares are not immediately available or such stockholder cannot deliver the Share Certificates and all other required documents to the Depositary prior to the Expiration Date, or such stockholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered, provided that all of the following conditions are satisfied:

•	such tender is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form made available by us, is received prior to the Expiration Date by the Depositary as provided below; and

•

the Share Certificates (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message), and any other documents required by the Letter of

Transmittal are received by the Depositary within three trading days after the date of execution of such Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be delivered by hand or transmitted by manually signed facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by the Purchaser.

Notwithstanding any other provision of this Offer, payment for Shares accepted pursuant to the Offer will in all cases only be made after timely receipt by the Depositary of (i) certificates evidencing such Shares or a Book-Entry Confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedures set forth in this Section 3, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

The method of delivery of Share Certificates, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the option and risk of the tendering stockholder, and the delivery will be deemed made only when actually received by the Depositary (including, in the case of a book-entry transfer, receipt of a Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. Our acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions of the Offer.

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our sole discretion, which determination shall be final and binding on all parties. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to our satisfaction. None of the Purchaser, the Depositary, the Dealer Managers, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Our interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

Appointment. By executing the Letter of Transmittal as set forth above, the tendering stockholder will irrevocably appoint designees of the Purchaser as such stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by the Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, we accept for payment Shares tendered by such stockholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective). The designees of the Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of CNET’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon the our acceptance for payment of such Shares, the Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of stockholders.

Backup Withholding. Under the “backup withholding” provisions of United States federal income tax law, the Depositary may be required to withhold and pay over to the Internal Revenue Service a portion of the amount of any payments pursuant to the Offer. In order to prevent backup federal income tax withholding with respect to payments to certain stockholders of the Offer Price for Shares purchased pursuant to the Offer, each such stockholder must provide the Depositary with such stockholder’s correct taxpayer identification number (“TIN”) and certify that such stockholder is not subject to backup withholding by completing the Substitute Form W-9 in the Letter of Transmittal. Certain stockholders (including, among others, all corporations and certain foreign individuals and entities) may not be subject to backup withholding. If a stockholder does not provide its correct TIN or fails to provide the certifications described above, the Internal Revenue Service may impose a penalty on the stockholder and payment to the stockholder pursuant to the Offer may be subject to backup withholding. All stockholders surrendering Shares pursuant to the Offer who are U.S. persons (as defined for U.S. federal income tax purposes) should complete and sign the Substitute Form W-9 included in the Letter of Transmittal to provide the information necessary to avoid backup withholding. Foreign stockholders should complete and sign the appropriate Form W-8 (a copy of which may be obtained from the Depositary) in order to avoid backup withholding. Such stockholders should consult a tax advisor to determine which Form W-8 is appropriate. See Instruction 8 of the Letter of Transmittal.

4. Withdrawal Rights.

Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by the Purchaser pursuant to the Offer, may also be withdrawn at any time after July 21, 2008.

For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share certificates, the serial numbers shown on such Share certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares” at any time prior to the Expiration Date.

No withdrawal rights will apply to Shares tendered during a subsequent offering period and no withdrawal rights apply during the subsequent offering period with respect to Shares tendered in the Offer and accepted for payment. See Section 1—“Terms of the Offer.”

We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal and our determination will be final and binding. None of the Purchaser, the Depositary, the Dealer Managers, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5. Certain United States Federal Income Tax Consequences.

The following is a summary of certain United States federal income tax consequences of the Offer and the Merger to stockholders of CNET whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger. The discussion is for general information only and does not purport to consider all aspects of United States federal income taxation that might be relevant to stockholders of CNET. The discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing, proposed and temporary regulations thereunder and administrative and judicial interpretations thereof, all of which are subject to change, possibly with a retroactive effect. The discussion applies only to stockholders of CNET in whose hands Shares are capital assets within the meaning of Section 1221 of the Code. This discussion does not apply to Shares held as part of a hedge, straddle or conversion transaction, Shares acquired under CNET’s Employee Stock Purchase Plan or Shares received pursuant to the exercise of employee stock options or otherwise as compensation, or to certain types of stockholders (such as insurance companies, tax-exempt organizations, financial institutions and broker-dealers) who may be subject to special rules. This discussion does not discuss the United States federal income tax consequences to any stockholder of CNET who, for United States federal income tax purposes, is a nonresident alien individual, a foreign corporation, a foreign partnership or a foreign estate or trust, nor does it consider the effect of any foreign, state or local tax laws. This summary assumes that the Shares are not United States real property interests within the meaning of Section 897 of the Code.

Because individual circumstances may differ, each stockholder should consult its, his or her own tax advisor to determine the applicability of the rules discussed below and the particular tax effects of the Offer and the Merger on a beneficial holder of Shares, including the application and effect of the alternative minimum tax and any state, local and foreign tax laws and of changes in such laws.

The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes. In general, a stockholder who sells Shares pursuant to the Offer or receives cash in exchange for Shares pursuant to the Merger will recognize gain or loss for United States federal income tax purposes in an amount equal to the difference, if any, between the amount of cash received (determined before the deduction of any withholding tax) and the stockholder’s adjusted tax basis in the Shares sold pursuant to the Offer or exchanged for cash pursuant to the Merger. Gain or loss will be determined separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction) tendered pursuant to the Offer or exchanged for cash pursuant to the Merger. Such gain or loss will be long-term capital gain or loss provided that a stockholder’s holding period for such Shares is more than one year at the time of consummation of the Offer or the Merger, as the case may be. Capital gains recognized by an individual upon a disposition of a Share that has been held for more than one year generally will be subject to a maximum United States federal income tax rate of 15%. In the case of a Share that has been held for one year or less, such capital gains generally will be subject to tax at ordinary income tax rates. Certain limitations apply to the use of a stockholder’s capital losses.

A stockholder whose Shares are purchased in the Offer or exchanged for cash pursuant to the Merger is subject to information reporting and may be subject to backup withholding unless certain information is provided to the Depositary or an exemption applies. See Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

6. Price Range of Shares; Dividends.

The Shares currently trade on the NASDAQ Global Market (“Nasdaq”) under the symbol “CNET.” According to CNET, as of May 13, 2008, there were 152,383,712 Shares issued and outstanding and 18,009,113 Shares reserved and available for issuance upon, or otherwise deliverable in connection with, the exercise of outstanding options.

The following table sets forth, for the periods indicated, the high and low sales prices per Share as reported by Nasdaq based on published financial sources.

	High	Low
Year Ended December 31, 2006
First Quarter	$16.09	$12.72
Second Quarter	$14.35	$7.50
Third Quarter	$10.15	$7.07
Fourth Quarter	$9.98	$8.22

Year Ended December 31, 2007
First Quarter	$9.50	$8.02
Second Quarter	$9.88	$8.15
Third Quarter	$8.94	$6.90
Fourth Quarter	$9.39	$7.12

Year Ending December 31, 2008
First Quarter	$9.60	$6.47
Second Quarter (through May 21, 2008)	$11.80	$7.01

On May 14, 2008, the last full day of trading before the public announcement of the terms of the Offer and the Merger, the reported closing sales price of the Shares on Nasdaq was $7.95 per Share. On May 21, 2008, the second to last full day of trading before the commencement of the Offer, the reported closing sales price of the Shares on Nasdaq was $11.40 per Share. The Offer Price represents a 48% premium to the average closing sales price of the Shares for the 30 trading days prior to and including May 14, 2008 and a premium of 44.65% over the closing sales price on the last full day of trading before the public announcement of the Offer and the Merger. CNET has never paid any dividends on the Shares. Stockholders are urged to obtain a current market quotation for the Shares.

7. Certain Information Concerning CNET.

Except as specifically set forth herein, the information concerning CNET contained in this Offer to Purchase has been taken from or is based upon information furnished by CNET or its representatives or upon publicly available documents and records on file with the SEC and other public sources. The summary information set forth below is qualified in its entirety by reference to CNET’s public filings with the SEC (which may be obtained and inspected as described below) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information. We have no knowledge that would indicate that any statements contained herein based on such documents and records are untrue. However, we do not assume any responsibility for the accuracy or completeness of the information concerning CNET, whether furnished by CNET or contained in such documents and records, or for any failure by CNET to disclose events which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to us.

General. CNET is a Delaware corporation with its principal offices located at 235 Second Street, San Francisco, California 94105 USA. The telephone number for CNET is (415) 344-2000. According to CNET’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2008, CNET is an interactive media company that builds brands for people and the things they are passionate about, such as gaming, music, entertainment, technology, business, food and parenting. CNET’s leading brands include BNET, CNET, GameSpot, TV.com, CHOW, ZDNet, TechRepublic, MP3.com and UrbanBaby.

Available Information. The Shares are registered under the Exchange Act. Accordingly, CNET is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning CNET’s directors and officers, their remuneration, stock options granted to them, the principal holders of CNET’s securities, any material interests of such persons in transactions with CNET and other matters is required to be disclosed in proxy statements, the last one having been filed with the SEC on April 30, 2007 and distributed to CNET’s stockholders. Such information also will be available in CNET’s Solicitation/Recommendation Statement on Schedule 14D-9 and the Information Statement annexed thereto. Such reports, proxy statements and other information are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at 100 F Street, N.E., Washington, D.C. 20549-0213. The SEC also maintains a web site on the Internet at www.sec.gov that contains reports, proxy statements and other information regarding registrants, including CNET, that file electronically with the SEC.

Summary Financial Information. Set forth below is certain summary financial information for CNET and its consolidated subsidiaries excerpted from CNET’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007, its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2008, and its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2007. More comprehensive financial information is included in such reports and other documents filed by CNET with the SEC, and the following summary is qualified in its entirety by reference to such reports and other documents and all of the financial information and notes contained therein. Copies of such reports and other documents may be examined at or obtained from the SEC in the manner set forth above.

	Three Months Ended March 31,		Year Ended December 31,
	2008	2007	2007	2006
	(In thousands, except per share amounts)
Operating Data
Total revenues	$91,420	$89,077	$405,895	$369,259
Income (loss) from continuing operations	$(6,065)	$(8,258)	$192,273	$5,987
Net income (loss)	$(6,087)	$(9,118)	$172,505	$6,836
Basic net income (loss) per share	$(0.04)	$(0.06)	$1.14	$0.05
Diluted net income (loss) per share	$(0.04)	$(0.06)	$1.13	$0.04

	At March 31,		At December 31,
	2008	2007	2007	2006
	(In thousands)
Balance Sheet Data
Total assets	$636,862	$432,082	$633,484	$433,807
Total liabilities	$140,866	$141,149	$139,301	$169,464
Stockholders’ equity	$495,996	$290,933	$494,183	$264,343

In the first quarter of 2008, CNET determined that it had overstated both its deferred tax assets and stockholders’ equity at December 31, 2007 by $4.8 million. The effect of these revisions on results for the year ended December 31, 2007 was a $4.0 million reduction in income from continuing operations, a $4.0 million reduction in net income and a $0.03 reduction in basic and diluted net income per share. Amounts reported above as of December 31, 2007 and for the year then ended reflect these revisions, as presented in the Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2008.

Financial Projections. Financial projections with respect to revenue and EBITDA, as defined below, for the years 2008-2010, prepared by CNET’s management, were made available to us in connection with our due diligence review of CNET.

CNET has advised us that its financial projections reflect numerous estimates and assumptions with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to CNET’s business, all of which are difficult to predict and many of which are beyond CNET’s control. These financial projections are subjective in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. As such, these financial projections constitute forward-looking information and are subject to risks and uncertainties that could cause actual results to differ materially from the results forecasted in such projections, including the various risks set forth in CNET’s periodic reports. There can be no assurance that the projected results will be realized or that actual results will not be significantly higher or lower than projected. The financial projections cover multiple years and such information by its nature becomes less reliable with each successive year.

CNET has advised us that the financial projections were prepared solely for internal use and not with a view toward public disclosure or toward complying with generally accepted accounting principles, the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The financial projections included below were prepared by, and are the responsibility of, CNET’s management. CNET has advised us that neither its independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the financial projections included below, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and they assume no responsibility for, and disclaim any association with, the financial projections.

The inclusion of the financial projections herein will not be deemed an admission or representation by CNET or us that they are viewed by CNET or us as material information of CNET. Further, CBS assumes no responsibility for the financial projections.

The financial projections do not take into account any circumstances or events occurring after the date they were prepared, including the announcement of the acquisition of CNET by us pursuant to the Offer and the Merger. Further, the financial projections do not take into account the effect of any failure to occur of the Offer or the Merger and should not be viewed as accurate or continuing in that context. CNET has neither updated or revised nor intends to update or otherwise revise the financial projections to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events even in the event that any or all of the underlying assumptions are shown to be in error.

CNET’S Projected Financial Information

	Year Ending December 31,
	2008	2009	2010
	(dollars in thousands)
Revenue	$446,273	$516,242	$585,076
EBITDA	$92,806	$132,040	$175,853

EBITDA, as defined by CNET, is net income before interest, taxes, depreciation, amortization, stock compensation expense, restructuring charges, realized gains on privately-held investments, stockholder proposals and stock option investigation related costs, net, and loss from discontinued operations.

For a discussion of the assumptions used by CNET in preparing the projected financial information and the reconciliation provided below, see Item 8(h)—“Additional Information—Projected Financial Information” of the Solicitation/Recommendation Statement of CNET filed on Schedule 14D-9 with the SEC.

Non-GAAP Financial Measures. The CNET financial projections include a projection of CNET’s EBITDA. EBITDA is not a financial measurement prepared in accordance with U.S. GAAP. Accordingly, EBITDA should not be considered as a substitute for net earnings (loss) or other income or cash flow data prepared in accordance with U.S. GAAP. These projections of EBITDA as well as the revenue projections are provided herein because they were provided to CBS by CNET in connection with the potential transaction. Because EBITDA excludes some, but not all, items that affect net income and may vary among companies, the EBITDA presented by CNET may not be comparable to similarly titled measures of other companies. A reconciliation from net income, a financial measurement prepared in accordance with U.S. GAAP, to EBITDA, as prepared by CNET, is set forth below. CBS was not provided with this reconciliation in connection with its due diligence review of CNET. This reconciliation is included in this document pursuant to SEC requirements.

EBITDA Reconciliation

	2008	2009	2010
Net income	$15,923	$46,512	$73,446
Net interest income	(4,065)	(10,506)	(18,847)
Income tax expense	19,462	38,055	60,092
Depreciation and amortization of intangible assets	37,280	35,979	36,162
Stock compensation expense	20,000	22,000	25,000
Restructuring charges	5,071	—	—
Realized gain on privately-held investment	(990)	—	—
Stockholder proposals and stock option investigation related costs, net	103	—	—
Loss from discontinued operations	22	—	—

EBITDA	$92,806	$132,040	$175,853

8. Certain Information Concerning CBS and the Purchaser.

CBS is a Delaware corporation. CBS’ principal executive offices are located at 51 West 52nd Street, New York, New York 10019. The telephone number of CBS’ principal executive offices is (212) 975-4321. CBS is a mass media company with operations in the following segments:

•

Television: The Television segment consists of CBS Television, comprised of the CBS® Television Network, CBS’ 30 owned broadcast television stations, CBS Paramount Network Television and CBS Television Distribution, CBS’ television production and syndication operations, Showtime Networks™, CBS’ premium subscription television program services, and CBS College Sports Network™, CBS’ cable network and online digital media business devoted to college athletics.

•	Radio: The Radio segment owns and operates 140 radio stations in 30 United States markets through CBS Radio®.

•

Outdoor: The Outdoor segment displays advertising on media, including billboards, transit shelters, buses, rail systems (in-car, station platforms and terminals), mall kiosks and stadium signage principally through CBS Outdoor® and in retail stores through CBS Outernet™.

•	Publishing: The Publishing segment consists of Simon & Schuster, which publishes and distributes consumer books under imprints such as Simon & Schuster®, Pocket Books®, Scribner® and Free Press™.

Purchaser is a Delaware corporation and a wholly-owned subsidiary of CBS. Purchaser was organized by CBS to acquire CNET and has not conducted any unrelated activities since its organization. All outstanding shares of the capital stock of the Purchaser are wholly-owned by CBS. The Purchaser’s principal executive offices are located at the same address as CBS’ principal executive office listed above, and its telephone number at that address is the same telephone number as CBS’ telephone number listed above.

The name, citizenship, business address, present principal occupation or employment and five year employment history of each of the directors and executive officers of Purchaser and CBS are listed in Schedule I to this Offer to Purchase.

During the last five years, none of Purchaser, CBS or, to the best knowledge of Purchaser and CBS, any of the persons listed in Schedule I to this Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

N Holdings I Inc., a direct, wholly-owned subsidiary of CBS, beneficially owns 1,216,016 Shares, which Shares represent approximately 0.80% of the Shares issued and outstanding as of May 13, 2008.

During the past 60 days, N Holdings I Inc. effected the following purchases of the Shares through open market transactions:

Date	Number of Shares	Aggregate Transaction Cost	Price Per Share*
April 3, 2008	50,000	$384,134.42	$7.68
April 4, 2008	56,000	433,484.02	$7.74
April 7, 2008	65,900	518,173.50	$7.86
April 8, 2008	10,000	78,588.13	$7.86
April 9, 2008	51,600	404,526.91	$7.84
April 10, 2008	8,100	63,804.73	$7.88
April 14, 2008	73,500	574,496.85	$7.82
April 15, 2008	71,500	548,234.49	$7.67
April 16, 2008	7,700	61,392.80	$7.97
April 17, 2008	56,800	452,001.66	$7.96
April 18, 2008	43,800	349,467.95	$7.98
April 21, 2008	27,600	219,646.20	$7.96
April 22, 2008	75,300	586,506.18	$7.79
April 23, 2008	89,600	685,125.94	$7.65
April 24, 2008	108,667	821,154.24	$7.56
April 25, 2008	150,329	1,164,694.42	$7.75
April 28, 2008	58,000	452,461.73	$7.80
April 29, 2008	40,120	309,183.81	$7.71
April 30, 2008	70,800	551,643.35	$7.79
May 1, 2008	100,700	773,489.46	$7.68

Total	1,216,016	$9,432,210.79	$7.76

*	Each of the per Share purchase price disclosed in the above table represents the weighted average per Share purchase price for the transactions effected on the date indicated.

Except as described in the preceding paragraph, this Offer to Purchase or Schedule I hereto, (i) none of CBS, the Purchaser or, to the best knowledge of CBS and the Purchaser, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of CBS or the Purchaser or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) none of CBS, the Purchaser or, to the best knowledge of CBS and the Purchaser, any of the persons or entities referred to Schedule 1 hereto nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Shares during the past 60 days.

Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, none of CBS, the Purchaser or, to the best knowledge of CBS and the Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of CNET, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Except as set forth in this Offer to Purchase, none of CBS, the Purchaser or, to the best knowledge of CBS and the Purchaser, any of the persons listed on Schedule I hereto, has had any business relationship or transaction with CNET or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no contacts, negotiations or transactions between CBS or any of its subsidiaries or, to the best knowledge of CBS, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and CNET or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets during the past two years.

Available Information. CBS is subject to the informational requirements of the Exchange Act and in accordance therewith files periodic reports and other information with the SEC relating to its business, financial condition and other matters. Such reports and other information are available for inspection and copying at the offices of the SEC in the same manner as set forth with respect to CNET in Section 7—“Certain Information Concerning CNET.”

9. Source and Amount of Funds.

The Purchaser estimates that it will need approximately $1.79 billion to purchase all of the Shares pursuant to the Offer and to consummate the Merger (which estimate includes payment in respect of outstanding in-the-money options), plus related fees and expenses. CBS will provide the Purchaser with sufficient funds to purchase all Shares properly tendered in the Offer and to provide funding for our Merger with CNET, which is expected to follow the successful completion of the Offer in accordance with the terms and conditions of the Merger Agreement. The Offer is not conditioned upon CBS’ or the Purchaser’s ability to finance the purchase of Shares pursuant to the Offer. CBS expects to obtain the necessary funds from existing cash balances.

The Purchaser does not think its financial condition is relevant to a decision by the holders of Shares whether to tender Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•

the Purchaser, through its parent company, CBS, will have sufficient funds available to purchase all Shares successfully tendered in the Offer in light of CBS’ financial capacity in relation to the amount of consideration payable;

•	the Offer is not subject to any financing condition; and

•	if the Purchaser consummates the Offer, it expects to acquire any remaining Shares for the same cash price in the Merger.

10. Background of the Offer; Past Contacts or Negotiations with CNET.

CBS’ management team, under the direction of its board of directors (the “CBS Board”), regularly evaluates CBS’ strategic plans and explores potential strategic and commercial opportunities with third parties with the goals of continuing to strengthen CBS’ strategic position, extending the reach of its news, entertainment and other program content across multiple platforms and increasing stockholder value.

In early April 2007, as a part of CBS’ review of strategic and commercial opportunities, members of its management team visited CNET’s offices in San Francisco. During the visit, Fredric Reynolds, Executive Vice President and Chief Financial Officer of CBS, Joseph Ianniello, Senior Vice President, Chief Development

Officer and Treasurer of CBS, Quincy Smith, President of CBS Interactive, and Patrick Keane, Executive Vice President and Chief Marketing Officer of CBS Interactive, met with members of CNET’s management team, including Neil Ashe, Chief Executive Officer of CNET, and Zander Lurie, then Senior Vice President of Strategy and Development and currently Chief Financial Officer of CNET, and discussed generally CNET’s businesses and potential strategic business opportunities that might be available to the two companies. No specific proposals resulted from these exploratory discussions.

Following the April 2007 visit to CNET’s offices, CBS’ management team continued to review strategic and commercial opportunities with third parties to advance its goals. In December 2007, Mr. Moonves contacted Jarl Mohn, Chairman of the CNET Board, to further discuss potential strategic business opportunities. Mr. Mohn suggested that Mr. Moonves contact Mr. Ashe. In January 2008, Mr. Moonves contacted Mr. Ashe to express an interest in continuing to explore potential strategic business opportunities.

On January 30, 2008, at a regular meeting of the CBS Board, Messrs. Moonves and Reynolds reviewed with the directors CBS’ potential acquisition opportunities, including CNET.

On March 3, 2008, Mr. Reynolds contacted Mr. Ashe to express CBS’ interest in having a meeting to discuss a potential strategic transaction. On March 18, 2008, Messrs. Moonves and Reynolds visited CNET’s offices in San Francisco and met with Messrs. Ashe and Lurie. During this visit, the representatives of the two companies discussed the logic and benefits of a potential combination of the two companies, although the discussions did not involve any specific proposals. Messrs. Ashe and Lurie also introduced various managers of CNET’s network of websites to Messrs. Moonves and Reynolds.

On March 31, 2008, at a regular meeting of the CBS Board, Messrs. Moonves and Reynolds presented to the directors an overview of CNET’s businesses, including its network of websites, and discussed CNET’s financial performance. Messrs. Moonves and Reynolds discussed with the CBS Board the strategic rationale for a possible acquisition transaction with CNET, including potential synergies that could be realized through a business combination, and certain financial aspects of a potential transaction, including CBS’ preliminary valuations of CNET. Following these discussions, the CBS Board authorized CBS’ management to pursue a business combination transaction with CNET.

On April 2, 2008, Mr. Reynolds called Mr. Ashe and expressed CBS’ desire to move forward with discussions of a potential business combination transaction. In this call, Mr. Ashe indicated that the CNET Board might consider such a proposal if the transaction properly valued the CNET businesses. Mr. Ashe indicated that it was the CNET Board’s view that over a period of time the price level of the Shares would substantially exceed current levels. Mr. Reynolds indicated that CBS was willing to consider an all-cash transaction at roughly a 40% premium to the preceding day’s closing sales price for the Shares, or $10.50 per Share. Mr. Reynolds noted that this price indication was based solely on public information and CBS could possibly increase the indicated price if due diligence revealed greater value. Mr. Reynolds also stated that retention of Mr. Ashe was critical to CBS’ valuation. However, no terms or details of any possible employment agreement were discussed at this time and nothing further regarding the continued role of management was discussed at or following that time until noted below. Mr. Ashe told Mr. Reynolds that he would report the conversation to the CNET Board and get back to him.

On April 9, 2008, Mr. Ashe called Mr. Reynolds and informed him that the CNET Board considered the CBS price indication to be too low in that it did not reflect the underlying value of CNET’s businesses. Mr. Reynolds reiterated that CBS’ price indication was based solely on public information and did not reflect any value that might be uncovered in due diligence. Mr. Ashe suggested that the parties enter into a confidentiality agreement for the purpose of furnishing CBS with non-public information concerning CNET.

Over the next several days, the parties discussed the terms of a confidentiality agreement that had been furnished to CBS by CNET, which agreement included a “standstill” provision that, among other things, would have prohibited CBS for a period of time from making acquisition proposals without the prior consent of the

CNET Board. CBS objected to the inclusion of such a provision because in its view it could be disadvantaged relative to others who might be interested in acquiring CNET. The parties determined not to execute a confidentiality agreement at this time and no non-public information relating to CNET was furnished to CBS. Messrs. Reynolds and Ashe agreed to stay in touch.

On April 24, 2008, Mr. Moonves contacted Mr. Ashe to continue discussions regarding a potential transaction. Later that same day, after CNET had released its financial results for the quarter ended March 31, 2008, Mr. Reynolds contacted Mr. Ashe to further discuss the potential for a strategic transaction.

On May 1, 2008, Mr. Reynolds called Mr. Ashe and noted that CBS had carefully studied CNET’s first quarter financial results, the information presented by CNET regarding its agreement with Yahoo! Inc. and management’s guidance with respect to 2008 EBITDA, each as presented by CNET at its investor teleconference on April 24, 2008. Mr. Reynolds reiterated CBS’ interest in pursuing a business combination transaction at a price of $10.50 per Share and the possibility of a modest increase if CBS’ due diligence review of CNET warranted it. Mr. Reynolds noted CBS’ ability to move forward very quickly to conclude a successful transaction. During this call, Mr. Reynolds also informed Mr. Ashe that CBS had acquired Shares in the open market.

On May 2, 2008, in a telephone call with Mr. Reynolds, Mr. Ashe reiterated the CNET Board’s position that CBS’ proposed price did not reflect the underlying value of CNET, noting, among other things, the value of CNET’s agreement with Yahoo! Inc. and certain cost cutting efforts that CNET was in the process of implementing. Mr. Ashe informed Mr. Reynolds that the CNET Board had retained Morgan Stanley & Co. Incorporated (“Morgan Stanley”) as its financial advisor, and that Mr. Reynolds should expect a call from a Morgan Stanley representative. Later the same day, the Morgan Stanley representative called Mr. Reynolds to discuss CBS’ interest and encouraged CBS to present the terms of its proposal to CNET in writing.

On May 5, 2008, CBS delivered to the Morgan Stanley representative a non-binding proposal letter, which specified the terms of CBS’ interest in pursuing a business combination transaction with CNET at $10.75 per Share, representing a 42% premium to the closing sales price of the Shares on May 2, 2008, as well as a 42% premium to the average closing sales price of the Shares over the last three months. The proposal also contemplated that CBS would conduct only a focused and narrow due diligence review of CNET, that there would be a 10-day exclusivity period for the parties to negotiate and finalize definitive transaction documentation and that a $75 million termination fee would be payable by CNET to CBS if CNET were to terminate its agreement with CBS under certain circumstances. The proposal letter also noted that CBS would require CNET’s agreement on other terms and conditions, including non-solicitation provisions, “match” rights, CBS’ ability to extend the tender offer under agreed circumstances and other related provisions, as well as customary closing conditions. The proposal letter further noted the strength of CBS’ balance sheet, that there would be no financing condition and that CBS would be prepared to effect the proposed transaction through a cash tender offer for all of the Shares outstanding, followed by a second-step merger.

Following receipt of the CBS letter, the Morgan Stanley representative called Mr. Reynolds on the same day and noted that, in addition to the previously communicated belief that CBS’ price indication was too low, the termination fee set forth in the CBS letter was too high. The Morgan Stanley representative also indicated that certain aspects of CBS’ contemplated due diligence review were not acceptable to CNET. He further noted that CNET was not willing at this point to enter into a period of exclusive negotiations with CBS. Mr. Reynolds noted that CBS expected to conduct its additional due diligence review concurrently with the negotiation of definitive transaction documentation and that this review should not delay the proposed transaction. The Morgan Stanley representative also explained that CNET would require that any definitive agreement for a transaction with CBS contain reasonable provisions allowing CNET to pursue an acquisition proposal submitted by a third party.

On May 7, 2008, CBS and CNET entered into a confidentiality agreement, which did not include a “standstill” provision, for the purpose of allowing CBS to conduct a limited due diligence review of CNET. On the same day, Messrs. Ashe and Lurie met with members of the management team of CBS, including Messrs.

Moonves, Reynolds, Ianniello, Louis Briskman, Executive Vice President and General Counsel of CBS, and Michael Marquez, Vice President, Strategy and Corporate Development, of CBS Interactive, in CBS’ offices in New York for purposes of a review of CNET’s businesses. At the end of that meeting, Messrs. Ashe and Lurie explained to Mr. Reynolds the views of the CNET Board and CNET’s management team regarding the long-term value of CNET and that CBS would need to increase its proposal above the $10.75 per Share price indicated in CBS’ letter in order to gain the support of the CNET Board Mr. Reynolds told Messrs. Ashe and Lurie that CBS would re-consider its indicated price and that CBS would also like to review certain additional information to assist it in valuing CNET. Following the meeting, CBS submitted to CNET a request for additional due diligence information and CNET provided the requested information.

On May 8, 2008, Messrs. Ashe and Lurie met again with members of CBS’ management team to further discuss the due diligence information that was provided by CNET to CBS. On the same day, CBS’ legal counsel, Weil, Gotshal & Manges LLP (“Weil Gotshal”), commenced its due diligence review of non-public information regarding CNET. Also on that day, the Morgan Stanley representative spoke to Mr. Reynolds to discuss the timing of further negotiations. The Morgan Stanley representative and Mr. Reynolds discussed that the respective parties would prefer to determine as soon as possible whether an agreement was likely to be reached and that certain deal terms, in addition to price, such as the amount of any termination fee and the ability of CNET to pursue third-party acquisition proposals, would be important points to resolve in working towards a definitive agreement.

On May 8, 2008, Weil Gotshal also received a draft agreement and plan of merger from Dewey & LeBoeuf LLP (“Dewey”), legal counsel to CNET. The draft agreement contemplated, among other things, that there would be a 30-day “go shop” period following the execution of the agreement, during which time CNET would be allowed to actively solicit alternative acquisition proposals from third parties. Under the draft agreement, if CNET terminated the agreement with CBS in order to enter into an agreement evidencing a “superior proposal” with a third party that made a bona fide acquisition proposal, or with whom discussions were ongoing, during the “go-shop” period, then CNET would be required to pay CBS a termination fee equal to 0.5% of the total equity value of CNET. If CNET terminated the agreement with CBS in connection with any other superior proposal, then CNET would be required to pay CBS a termination fee equal to 1.5% of the total equity value of CNET. Further, the draft agreement contemplated that CBS would be required to commence the Offer following the expiration of the “go shop” period (and not prior thereto) and to extend the Offer for one or more periods up to the date that would be nine months from the execution date of the agreement to permit the conditions of the Offer to be satisfied, if so requested by CNET. A series of conference calls and meetings was held on May 9, 2008 among representatives of CNET and CBS to discuss CNET’s business.

On May 10, 2008, Mr. Reynolds informed the Morgan Stanley representative that CBS was willing to increase its price indication to $11.25 per Share. Also, on May 10, 2008, Weil Gotshal submitted a mark-up of the draft merger agreement provided by Dewey, which mark-up contemplated, among other things, the deletion of the “go shop” and related provisions, a “no shop” provision that would have prohibited CNET from soliciting competing acquisition proposals following the execution of the agreement (but would have given the CNET Board the ability to consider an unsolicited acquisition proposal in writing if the CNET Board, following consultation with its financial advisor, determined that such proposal constituted or would reasonably be expected to lead to a superior proposal), a termination fee equal to 3.5% of the total equity value of CNET and a “last talk” right that would require CNET to notify CBS of its intent to terminate the agreement to accept a superior proposal and to negotiate in good faith with CBS for a period of five business days following such notice to provide CBS with the opportunity to modify the terms of its proposal. At the time of the submission of its mark-up, Weil Gotshal informed Dewey that CBS would not be in a position to enter into a definitive merger agreement with CNET unless it had also negotiated binding employment agreements with Messrs. Ashe and Lurie regarding their continued employment with CNET following the closing of the proposed business combination transaction. Further, Weil Gotshal informed Dewey that CBS would not furnish any terms nor engage Messrs. Ashe and Lurie in any negotiations regarding the terms of their continued employment until the time that the principal terms of the proposed business combination transaction were deemed acceptable by the

CNET Board. Also on that day, the Morgan Stanley representative contacted Mr. Reynolds and indicated that CBS would need to increase the purchase price and improve the terms of its proposal in order to gain the support of the CNET Board for a transaction.

On May 11, 2008, Weil Gotshal and Dewey continued negotiations relating to the terms of the proposed merger agreement. On the same day, Mr. Reynolds indicated to the Morgan Stanley representative that CBS was willing to increase its proposed price to $11.50 per Share, with a termination fee equal to 2.5% of the total equity value of CNET (approximately $44 million, based on the offer price). Mr. Ashe then contacted Mr. Reynolds to further negotiate the proposed purchase price and termination fee. Mr. Ashe indicated to Mr. Reynolds that he did not believe the combination of an $11.50 per Share purchase price and a 2.5% termination fee would be supported by the CNET Board. Later the same day, the Morgan Stanley representative called Mr. Reynolds and discussed the CNET Board’s deliberations regarding the terms of the proposed transaction, including its desire to include “go shop” provisions in the terms of the proposed merger agreement. The Morgan Stanley representative indicated that, although at a higher price the CNET Board might be willing to support a “no shop” provision and a higher termination fee, at a price of $11.50 per Share, the CNET Board was of the view that the agreement should include a “go shop” provision with a termination fee of 1% of the total equity value of CNET (approximately $18 million, based on the offer price).

On May 12, 2008, negotiations between the parties relating to the terms of the proposed transaction continued. Mr. Reynolds contacted the Morgan Stanley representative and emphasized that the “go shop” proposals put forth by CNET were problematic in light of the underlying strategic rationale of the proposed transaction. Mr. Reynolds noted that CBS’ proposed price of $11.50 per Share was CBS’ best and final price, but that CBS could agree to a reduced termination fee of 2.2% of the total equity value of CNET (approximately $40 million, based on the offer price). Mr. Reynolds also indicated that CBS was willing to entertain, among other things, certain changes to the “no shop” and termination provisions of the proposed merger agreement, including a provision that would allow the CNET Board to respond to any unsolicited inquiries relating to acquisition proposals as well as extending the minimum time period for the Offer from 20 to 30 business days. On the same day, a special meeting of the CBS Board was held and members of the management team of CBS updated the CBS Board with respect to the status of the negotiations and reviewed with the CBS Board the strategic rationale for the transaction. At this meeting, the CBS Board authorized the members of CBS’ management team to conclude a transaction with CNET on terms discussed at the meeting.

On May 13, 2008, representatives of CBS and CNET continued their negotiation of the terms of the proposed merger agreement. On this date, subject to resolution of all other outstanding issues and review and approval by the CNET Board, the parties had negotiated a purchase price of $11.50 per Share, a $35 million termination fee and adjustment to the “no shop” and termination provisions along the lines discussed on the previous day, as well as a 20 business day initial tender offer period which could be extended for 10 business days by CNET even if the conditions to consummate the Offer had already been met. Following such time, CBS delivered proposed employment agreements to CNET for distribution to the respective legal counsels of Messrs. Ashe and Lurie and the negotiation of such employment agreements commenced.

On May 14, 2008 and into the following early morning, CBS and CNET, together with their respective legal counsels, completed final negotiations and drafting of the proposed merger agreement and related documentation. The employment agreements of Messrs. Ashe and Lurie also were finalized during this time period.

On May 15, 2008, CBS, the Purchaser and CNET executed the Merger Agreement and, prior to the opening of the markets, issued a joint press release announcing the transaction.

11. The Merger Agreement; Employment Agreements.

Merger Agreement

The following is a summary of the material provisions of the Merger Agreement. The following description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as an exhibit to the Schedule TO and is incorporated herein by reference. For a complete understanding of the Merger Agreement, you are encouraged to read the full text of the Merger Agreement. The Merger Agreement is not intended to provide you with any other factual information about CBS, the Purchaser or CNET. Such information can be found elsewhere in this Offer to Purchase.

The Offer. The Merger Agreement provides for the commencement of the Offer as promptly as reasonably practicable, but in no event later than 12 business days after the date of the Merger Agreement, which was May 15, 2008. The obligations of the Purchaser to (and the obligations of CBS to cause the Purchaser to) commence the Offer and to accept for payment, and pay for, Shares tendered pursuant to the Offer are subject to the satisfaction or waiver of certain conditions that are described in Section 15—“Certain Conditions of the Offer.” The Purchaser expressly reserves the right to increase the Offer Price and to extend the Offer to the extent required by law in connection with such increase, to waive any condition to the Offer and/or modify the terms of the Offer, except that without the consent of CNET, the Purchaser shall not (i) reduce the number of Shares sought to be purchased by the Purchaser in the Offer, (ii) reduce the Offer Price, (iii) waive the Minimum Tender Condition, (iv) add to, modify or supplement any of the conditions to the Offer (as set forth in Section 15— “Certain Conditions of the Offer”) or the terms of the Offer in a manner that adversely affects, or would reasonable be expected to adversely affect, the holders of Shares, (v) extend or otherwise change the expiration date of the Offer, except as described herein, or (vi) change the form of the consideration payable in the Offer.

The Merger Agreement provides that the Purchaser may, without the consent of CNET, (i) extend the Offer for one or more periods if, on the initial expiration date or any extended expiration date, any offer condition is not satisfied and the Merger Agreement has not been terminated in accordance with its terms, and (ii) elect to provide for a subsequent offering period (and one or more extensions thereof) in accordance with Rule 14d-11 promulgated under the Exchange Act following the Acceptance Time. In addition, on the initial expiration date or any subsequent date as of which the Offer is scheduled to expire, if the Minimum Tender Condition or the Regulatory Condition is not satisfied, then, to the extent requested in writing by CNET no less than two business days prior to the applicable expiration date, we must extend the Offer for one or more periods ending no later than the Outside Date, to permit such conditions of the Offer to be satisfied; provided, that no individual extension will be for a period of more than 10 business days and that we will not be required to extend the Offer to a date beyond the date which is 20 business days after the date on which the Regulatory Condition is satisfied. Also, if CNET shall have so requested in writing no less than two business days prior to the initial expiration date, we must extend the Offer for the period of time stated in CNET’s written request (which period shall not exceed 10 business days beyond the initial expiration date), notwithstanding the satisfaction or waiver of all of the conditions of the Offer on or prior to the initial expiration date. Further, if immediately following the Acceptance Time, CBS, the Purchaser and their respective subsidiaries and affiliates own more than 80% but less than 90% of the Shares outstanding at that time (which shares beneficially owned shall include shares tendered in the Offer and not withdrawn), to the extent reasonably requested by CNET, the Purchaser shall provide for a subsequent offering period of at least 10 business days. The Purchaser also will extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or the staff thereof or Nasdaq Global Market applicable to the Offer, provided that the Purchaser will not be required to extend the Offer beyond the Outside Date.

Top-Up Option. CNET granted the Purchaser an option, for so long as the Merger Agreement has not been terminated, to purchase from CNET the number of newly issued shares of CNET common stock (the “Top-Up Option Shares”) equal to the number of Shares that, when added to the number of Shares owned by the Purchaser at the time of exercise of the Top-Up Option, constitutes one share more than 90% of the number of Shares that would be outstanding immediately after the issuance of Shares pursuant to the exercise of the Top-Up Option.

The exercise price for the Top-Up Option is equal to the Offer Price. The exercise of the Top-Up Option by Purchaser is subject to certain conditions set forth in Section 2.06 of the Merger Agreement. The Merger Agreement provides that the Top-Up Option will not be exercisable unless (i) immediately prior to such exercise, the Purchaser owns a majority of the Shares then outstanding on a fully diluted basis as a result of the consummation of the Offer in accordance with the terms of the Merger Agreement, and (ii) immediately after such exercise the Purchaser would own more than 90% of the Shares then outstanding. The aggregate purchase price payable for the Shares being purchased by the Purchaser pursuant to the Top-Up Option will be payable, at the option of CBS, either in cash or by delivery of a promissory note having a principal amount equal to the aggregate purchase price.

The Merger. The Merger Agreement provides that, at the effective time of the Merger (the “Effective Time”), the Purchaser will be merged with and into CNET, with CNET being the surviving corporation (the “Surviving Corporation”). Following the Merger, the separate existence of the Purchaser will cease, and CNET will continue as the Surviving Corporation, wholly-owned by CBS. The directors of the Purchaser immediately prior to the Effective Time will be the directors of the Surviving Corporation.

Pursuant to the Merger Agreement, at the Effective Time, each Share held in treasury by CNET and each Share that is owned by CBS or Purchaser immediately prior to the Effective Time shall be cancelled and shall cease to exist, without any conversion thereof and no payment or distribution shall be made with respect thereto.

Each Share issued and outstanding immediately prior to the Effective Time (other than Company Dissenting Shares (as defined below), Shares to be cancelled in accordance with the preceding paragraph and the Shares held by N Holdings I Inc., a subsidiary of CBS, which Shares will be unaffected by the Merger), shall be converted and exchanged automatically into the right to receive an amount in cash equal to the Offer Price (the “Merger Consideration”), payable to the holder thereof in accordance with the terms of the Merger Agreement described herein. At the Effective Time, all such Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of any such Share immediately prior to the Effective Time shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration, without interest.

Shares that are outstanding immediately prior to the Effective Time and that are held by any person who is entitled to demand, and who properly demands, appraisal of such Shares pursuant to, and who complies in all respects with, Section 262 of the DGCL (such Section, “Section 262” and, such Shares, “Company Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration but rather, the holders of Company Dissenting Shares shall be entitled only to payment of the fair value of such Company Dissenting Shares in accordance with Section 262 (and, at the Effective Time, such Company Dissenting Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and such holders shall cease to have any right with respect thereto, except the right to receive the fair value of such Company Dissenting Shares in accordance with Section 262). If any such holder fails to perfect or otherwise waives, withdraws or loses the right to appraisal under Section 262, then the right of such holder to be paid the fair value of such holder’s Company Dissenting Shares shall cease and such Company Dissenting Shares shall be deemed to have been converted as of the Effective Time into, and to have become exchangeable solely for, the right to receive the Merger Consideration (without interest thereon).

CNET Stock Options. The Merger Agreement provides that CNET will take all requisite actions such that (i) each employee stock option to purchase Shares that were granted under any CNET stock plan (“Option”), whether vested or unvested, having an exercise price per share that is less than the Merger Consideration, shall be cancelled, as of the Effective Time, in exchange for the right to receive an amount in cash (without interest and less any applicable taxes required to be withheld) determined by multiplying (x) the excess of the Merger Consideration over the applicable exercise price per share of such Option by (y) the number of Shares subject to such Option (the “Option Consideration”), and (ii) in the case of each Option having an exercise price per share equal to or greater than the Merger Consideration, each such Option shall be assumed by CBS as of the Effective

Time and, accordingly, will cease to represent a right to acquire Shares and shall be converted as of the Effective Time into an option (a “Converted Option”) to purchase shares of common stock of CBS (“Parent Common Shares”). The number of Parent Common Shares subject to each Converted Option will be equal to the product of the number of Shares subject to such Option multiplied by the Option Ratio (as defined below); provided, that any fractional Shares resulting from such multiplication will be rounded down to the nearest whole share. The exercise price per share of each Converted Option will equal the quotient of the exercise price per share under the corresponding Option divided by the Option Ratio; provided, that such exercise price will be rounded up to the nearest whole cent. Each Converted Option will otherwise have substantially the same terms and conditions (including vesting terms) as the corresponding Option. Notwithstanding anything in the Merger Agreement to the contrary, the conversion of Options under the applicable provisions of the Merger Agreement will be made in a manner that will comply with Section 409A of the Code, and, if applicable, Section 424(a) of the Code. For purposes of the foregoing, “Option Ratio” means the price of the last trade of the Shares immediately prior to the closing of the Merger divided by the price of the first trade of the Parent Common Shares immediately following such closing. Converted Options are subject to certain conditions set forth in Section 4.01(c) of the Merger Agreement.

Representations and Warranties. In the Merger Agreement, CNET has made customary representations and warranties to CBS and the Purchaser, including representations relating to: organization and authorization of CNET; CNET’s capitalization; organization, existence and good standing of CNET’s subsidiaries; no conflicts with or consents required in connection with the Merger Agreement; CNET’s compliance with laws; absence of certain changes or events; absence of undisclosed liabilities; CNET’s public information; no material adverse change; legal proceedings; material contracts; interested party transactions; taxes; commissions and fees; employee benefit plans and employment matters; regulatory compliance; intellectual property; insurance; real property; environmental matters; opinion of financial advisor; information supplied; CNET’s rights agreement; and anti-takeover provisions.

In the Merger Agreement, CBS and the Purchaser have made customary representations and warranties to CNET, including representations relating to: organization, existence and capitalization; authorization with respect to the Merger Agreement; absence of litigation; no conflicts with or consents required in connection with the Merger Agreement; commissions and fees; ownership of Shares; information supplied; availability of funds; and no additional representations.

Operating Covenants. The Merger Agreement provides that, from the date of the Merger Agreement to the time that CBS’ designees constitute a majority of the CNET Board or the earlier termination of the Merger Agreement, except as contemplated by the Merger Agreement (including in CNET’s disclosure schedule) or as required by law, and unless CBS otherwise consents in writing (which consent shall not be unreasonably withheld, delayed or conditioned), CNET and its subsidiaries shall use commercially reasonable efforts to (i) preserve intact the business organization of CNET and its subsidiaries, (ii) preserve the current beneficial relationships of CNET and its subsidiaries with any persons (including, but not limited to, suppliers, partners, contractors, distributors, customers, advertisers, licensors and licensees) with which CNET or any of its subsidiaries has material business relations, (iii) retain the services of the present officers and key employees of CNET and its subsidiaries, in each case, to the end that the goodwill and ongoing business of CNET and its subsidiaries will be unimpaired in any material respect at the Effective Time, (iv) comply in all material respects with all applicable laws and the requirements of all CNET material contracts and (v) keep in full force and effect all material insurance policies maintained by CNET and its subsidiaries, other than changes to such policies made in the ordinary course of business.

Between the date of the Merger Agreement and the time that CBS’ designees constitute a majority of CNET’s board or of the earlier termination of the Merger Agreement, CNET is subject to customary operating covenants and restrictions, and CNET will not, without the prior written consent of CBS (which consent shall not be unreasonably withheld, delayed or conditioned), with certain exceptions as set forth in the Merger Agreement, engage in any activity relating to, among other things, the issuance, sale or pledge of stock; split, combination, subdivision, reclassification, redemption or purchase of outstanding stock and other securities; declaration, setting aside or payment of dividends; purchase, sale or encumbrance of material property or material assets; acquisitions, mergers, consolidations and asset purchases; amendment of charter documents and bylaws; certain compensation of directors, officers and employees; employee benefits plans; indebtedness; changes in the fiscal year and financial accounting methods; tax issues; material lease or sublease of real property; significant expenditures and investments; material contracts; payment, discharge, settlement and satisfaction of material litigation, liabilities or obligations; discharge or satisfactions of liens; insurance coverage; bankruptcy, liquidation, dissolution or similar proceedings; creation of subsidiaries; and engagement of new business activities.

Stockholders Meeting; Company Recommendation. The Merger Agreement provides that CNET will, if the adoption of the Merger Agreement by CNET’s stockholders is required by law, as soon as reasonably practicable following the date the proxy/information statement is cleared by the SEC, hold a meeting of its stockholders or, if applicable, make arrangements for the stockholders to act by written consent in lieu of a meeting, for the purpose of adopting the Merger Agreement. CBS and Purchaser agree to cause all Shares then owned by them and their subsidiaries to be voted (including, if applicable, by way of action by written consent) in favor of the adoption of the Merger Agreement. Notwithstanding the foregoing, under the Merger Agreement, if CBS, Purchaser and any other CBS subsidiary shall collectively acquire at least 90% of the then outstanding Shares pursuant to this Offer or otherwise, the parties shall take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after the expiration of the Offer without a stockholders’ meeting in accordance with Section 253 of the DGCL.

Pursuant to a meeting duly called and held, the CNET Board unanimously adopted resolutions (i) approving and declaring the advisability of the Merger Agreement, (ii) approving the Merger Agreement and the transactions, (iii) determining the Merger Agreement and the transactions to be advisable, fair to and in the best interests of CNET and the stockholders of CNET, and (iv) recommending that, on the terms and subject to the conditions set forth in the Merger Agreement, the stockholders of CNET accept the Offer, tender their Shares pursuant to the Offer and adopt the Merger Agreement, if required (the “Company Board Recommendation”). The CNET Board may withdraw, modify or amend the Company Board Recommendation in certain circumstances as provided by 8.03 of the Merger Agreement.

Pursuant to the Merger Agreement, except as described below, neither the CNET Board nor any committee thereof shall (i) withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to CBS, the Company Board Recommendation or the approval or declaration of the advisability by the CNET Board of the Merger Agreement and the transactions contemplated thereby (including the Offer and the Merger) or (ii) approve or recommend, or propose publicly to approve or recommend, any Company Acquisition Proposal, as defined below (any action described in clause (i) or (ii) being referred to as an “Adverse Recommendation Change”). Any Adverse Recommendation Change shall only be made in accordance with the conditions set forth in Section 8.03(c) of the Merger Agreement.

Under the Merger Agreement, at any time prior to the first time that Purchaser accepts for payment any Shares tendered pursuant to the Offer (the “Acceptance Time”), the CNET Board may, in response to a Company Superior Proposal (as defined below), withdraw or modify the Company Board Recommendation, or recommend a Company Superior Proposal, if the CNET Board determines in good faith, after reviewing applicable provisions of state law and after consulting with its outside counsel and a financial advisor of nationally recognized reputation, that the failure to make such withdrawal, modification or recommendation would be inconsistent with the CNET Board’s fiduciary duties to CNET stockholders under Delaware law. Further, the CNET Board shall not be prohibited from taking and disclosing to CNET stockholders a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act if the CNET Board determines in good faith, after consultation with outside counsel, that failure to so disclose such position is likely to constitute a violation of applicable law.

No Solicitation Provisions. The Merger Agreement provides that CNET shall, and shall use its commercially reasonable efforts to cause its subsidiaries and CNET’s and its subsidiaries’ respective directors, officers, employees, investment bankers, financial advisors, attorneys, accountants, agents and other representatives (collectively, “Representatives”) to, immediately cease and terminate any discussions or negotiations with any person with respect to a Company Acquisition Proposal (as defined below), and use commercially reasonable efforts to obtain the return from all such persons or cause the destruction of all copies of confidential information previously provided to such parties. From the date of the Merger Agreement until the Acceptance Time or, if earlier, the termination of the Merger Agreement, the Merger Agreement provides that CNET shall not, nor shall it permit any of CNET subsidiaries to, nor shall it authorize or permit any Representative to, directly or indirectly, (i) solicit, initiate, cause, or knowingly facilitate or encourage (including by way of furnishing information) the submission of, any Inquiry (as defined below) or Company Acquisition Proposal, (ii) approve or recommend any Company Acquisition Proposal, enter into any agreement, agreement-in-principle or letter of intent with respect to or accept any Company Acquisition Proposal (or resolve to or publicly propose to do any of the foregoing), or (iii) participate or engage in any discussions or negotiations regarding, or furnish to any person any information with respect to any Company Acquisition Proposal.

However, at any time prior to the Acceptance Time, CNET may, in response to an unsolicited Company Acquisition Proposal or an inquiry relating to a potential Company Acquisition Proposal made or received after the date of the Merger Agreement (an “Inquiry”), in each case, under circumstances not involving a breach of the Merger Agreement, (a) conduct discussions and negotiate with the person making such Company Acquisition Proposal or Inquiry and its Representatives, and (b) furnish confidential information with respect to CNET and its subsidiaries to such person and its Representatives, but only pursuant to an acceptable confidentiality agreement, as specified by the Merger Agreement. Such confidentiality agreement may not include any provision calling for an exclusive right to negotiate with CNET, and CNET must advise CBS of all non-public information delivered to such person concurrently with its delivery to such person (or promptly thereafter) and, concurrently with its delivery to such person, CNET must deliver to CBS all such information not previously provided to CBS.

CNET shall as promptly as reasonably practicable advise CBS, orally and in writing, and in no event later than 48 hours after the event, (i) of the execution by CNET and a person who has made an Inquiry or Company Acquisition Proposal of any confidentiality agreement, (ii) of the commencement of substantive discussions or negotiations concerning CNET or the terms of a possible Company Acquisition Proposal between CNET and a person who has made an Inquiry or Company Acquisition Proposal or (iii) of the making of any Company Acquisition Proposal, and shall, in any such notice to CBS, indicate the identity of any person referenced in clauses (i) through (iii) above and the terms and conditions of any proposals or offers and the nature of the discussions or negotiations referenced in clause (ii) above (and shall include with such notice copies of any written materials received from or on behalf of such person relating to such proposal), and thereafter shall as promptly as reasonably practicable keep CBS fully informed of all material developments affecting the status and terms of any such proposals (and CNET shall provide CBS with copies of any additional written materials received that relate to such proposals) and of the status of any such discussions or negotiations.

As used in the Merger Agreement, “Company Acquisition Proposal” means any proposal or offer for, whether in one transaction or a series of related transactions, any (a) merger, consolidation or similar transaction involving CNET or any CNET subsidiary that would constitute a “significant subsidiary” (as defined in Rule 1-02 of Regulation S-X, but substituting 15% for references to 10% therein), (b) sale or other disposition, directly or indirectly, by merger, consolidation, share exchange or any similar transaction, of any assets of CNET or any CNET subsidiary representing 15% or more of the consolidated assets of CNET and CNET subsidiaries, (c) issuance, sale or other disposition by CNET of (including by way of merger, consolidation, share exchange or any similar transaction) securities (or options, rights or warrants to purchase, or securities convertible into such securities) representing 15% or more of the outstanding voting interests in CNET, (d) tender offer or exchange offer in which any person or “group” (as such term is defined under the Exchange Act) offers to acquire beneficial ownership (as such term is defined in Rule 13d-3(a) promulgated under the Exchange Act), or the right to acquire beneficial ownership, of 15% or more of the outstanding Shares, or (e) transaction which is similar in form, substance or purpose to any of the foregoing transactions; provided, however, that the term “Company Acquisition Proposal” shall not include (i) the transactions contemplated by the Merger Agreement or (ii) any merger, consolidation, business combination, share exchange, reorganization, recapitalization or similar transaction solely among CNET and one or more CNET subsidiaries or among CNET subsidiaries.

Employment and Employee Benefits. CBS will, until the first anniversary following the Effective Time, provide employees of CNET (and its subsidiaries) who are retained by CBS, with (i) compensation (including base salary or wages and incentive compensation opportunities), that, in the aggregate, is no less favorable than the compensation (including base salary or wages and incentive compensation opportunities) provided to CNET employees immediately before the Effective Time, and (ii) employee benefits that are no less favorable, in the aggregate, than the benefits provided to CNET employees immediately before the Effective Time; provided, however, this obligation to provide comparable compensation opportunities and benefits shall not include any obligation to provide compensation and benefits similar to those provided under the employee stock purchase plan, defined benefit pension, deferred compensation and retiree welfare benefit plans.

For purposes of eligibility and vesting (but not benefit accrual or retiree welfare benefits) under the employee benefit plans of CBS and its subsidiaries providing benefits to any CNET employees after the Effective Time, each CNET employee shall be credited with his or her years of service with CNET and CNET subsidiaries and their respective predecessors before the Effective Time, to the same extent as such CNET employee was entitled, before the Effective Time, to credit for such service under any similar CNET employee benefit plan in which such CNET employee participated or was eligible to participate immediately prior to the Effective Time.

With respect to annual bonus arrangements, for CNET employees who are covered by the 2008 Annual Incentive Plan for Executive Employees (the “Executive Plan”) for fiscal year 2008, CNET shall pay each eligible CNET employee 25% of his or her target annual bonus (determined as if all performance targets have been met, the “Pro-Rata Payments”) as soon as practicable following the Effective Time. Following the Effective Time, CBS has agreed in the Merger Agreement to continue the Executive Plan in accordance with its terms for the remainder of fiscal year 2008; provided, that, any amounts due under the Executive Plan for fiscal year 2008 shall be offset by any Pro-Rata Payments. With respect to annual bonus arrangement for CNET employees who are covered by the 2008 Annual Incentive Plan for Non-Executive Employees (the “Non-Executive Plan”) for fiscal year 2008, CNET shall pay each eligible CNET employee the Pro-Rata Payments as soon as practicable following the Effective Time. Following the Effective Time, CBS agreed to continue the Non-Executive Plan in accordance with its terms for the remainder of fiscal year 2008; provided, that, any amounts due under the Non-Executive Plan for fiscal year 2008 shall be offset by any Pro-Rata Payments.

As soon as practicable following the date of the Merger Agreement, the Merger Agreement provides that the CNET Board shall adopt resolutions or take such other actions as may be required to provide that, with respect to the CNET Employee Stock Purchase Plan, (i) participants may not increase their payroll deductions or purchase elections from those in effect on the date of the Merger Agreement; (ii) no purchase period shall be commenced after the date of the Merger Agreement; (iii) each participant’s outstanding right to purchase Shares under the CNET Employee Stock Purchase Plan shall be suspended immediately following the end of the purchase period in effect on the date of the Merger Agreement or if earlier, each participant’s outstanding right to purchase Shares under the CNET Employee Stock Purchase Plan shall terminate on the day immediately prior to the day on which the Effective Time occurs; provided, that all amounts allocated to each participant’s account under the CNET Employee Stock Purchase Plan as of such date shall thereupon be used to purchase from CNET whole Shares at the applicable price for the then outstanding purchase period; and (iv) the CNET Employee Stock Purchase Plan shall terminate immediately prior to the Effective Time.

Indemnification and Insurance. The Merger Agreement provides that CBS and the Purchaser agree that all rights to indemnification by CNET existing as of the date of the Merger Agreement in favor of each person who is, or who has been at any time prior to the date of the Merger Agreement or who becomes prior to the Effective

Time an officer or director of CNET or any CNET subsidiary (each, an “Indemnified Party”), as provided in the certificate of incorporation or bylaws of CNET, or pursuant to any other agreements in effect on the date of the Merger Agreement, including provisions relating to the advancement of expenses incurred in the defense of any action or suit or as permitted under applicable law, shall survive the Merger and shall remain in full force and effect for a period of not less than six years after the Effective Time and shall cause the Surviving Corporation to maintain such rights.

Under the Merger Agreement, CBS shall cause the individuals serving as officers and directors of CNET immediately prior to the Effective Time who are then covered by the directors’ and officers’ liability insurance policy currently maintained by CNET (the “D&O Insurance”), to be covered for a period of not less than six years after the Effective Time, but only to the extent related to actions or omissions of such officers and directors prior to the Effective Time; provided, that (i) CBS may, or may cause the Surviving Corporation to substitute therefor policies of at least the same coverage and amounts containing terms no less advantageous in any material respect to such former directors or officers, and (ii) such substitution shall not result in gaps or lapses of coverage with respect to matters occurring prior to the Effective Time. Neither CBS nor the Surviving Corporation, shall be required to expend more than an amount per year equal to 300% of current annual premiums paid by CNET for such insurance (the “Maximum Amount”) to maintain or procure insurance coverage. If the amount of the annual premiums necessary to maintain or procure such insurance coverage exceeds the Maximum Amount, CBS and the Surviving Corporation will procure and maintain for such six year period as much coverage as reasonably practicable for the Maximum Amount. CBS has the right to cause coverage to be extended under the D&O Insurance by obtaining a six year “tail” policy on terms and conditions no less advantageous than the D&O Insurance. CBS shall cause the Surviving Corporation to perform all of the foregoing obligations and guarantee such performance by the Surviving Corporation.

Commercially Reasonable Effort to Cause the Merger to Occur. Each of the parties to the Merger Agreement agrees to use its commercially reasonable efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective the Offer, the Merger and all other transactions contemplated by the Merger Agreement in the most expeditious manner practicable including, obtaining all consents, approvals and authorizations required for or in connection with the consummation by the parties to the Merger Agreement of the transactions contemplated thereby and the filing of any notice, application or other submission required by any self-regulatory agency.

Hart-Scott-Rodino (HSR) and other Antitrust Approvals. The Merger Agreement requires that as promptly as practicable after the execution of the Merger Agreement, CNET, CBS and the Purchaser shall (a) make all appropriate filings and submissions under the HSR Act, with the NASD and with any other governmental authority pursuant to applicable foreign antitrust, competition or merger control laws or otherwise, (b) use commercially reasonable efforts to obtain as promptly as practicable the termination of any waiting period under the HSR Act and any applicable foreign antitrust, competition or merger control laws, (c) cooperate and consult with each other in (i) determining which filings are required to be made prior to the Acceptance Time and the Effective Time with, and which material consents, approvals, permits, notices or authorizations are required to be obtained prior to the Acceptance Time and the Effective Time from, governmental authorities in connection with the execution and delivery of the Merger Agreement and related agreements and consummation of the transactions contemplated thereby, and (ii) timely making all such filings and timely seeking all such consents, approvals, permits, notices or authorizations, and (d) use commercially reasonable efforts to take, or cause to be taken, all other actions and do, or cause to be done, all other things necessary or appropriate to consummate the transactions contemplated by the Merger Agreement as soon as practicable. Notwithstanding anything to the contrary in the Merger Agreement, neither CBS nor the Purchaser shall be required to (and none of CNET or its subsidiaries shall, without the prior written consent of CBS, agree to), in connection with the matters required under the Merger Agreement, (i) pay any amounts (other than the payment of filing fees and expenses and fees of counsel), or grant any counterparty to any contract, agreement or other arrangement any material accommodation, (ii) commence or defend any litigation, (iii) hold separate (including by trust or otherwise) or divest any of its businesses, product lines or assets, or (iv) agree to any limitation on the operation or conduct of its businesses, unless the adverse consequences of the applicable actions described in clauses (i) through (iv), whether to be suffered by CBS, the Purchaser or CNET, would be immaterial in relation to CNET and its subsidiaries, taken as a whole.

State Takeover Laws. If any “fair price,” “business combination” or “control share acquisition” statute or other similar statute or regulation is or may become applicable to any transaction contemplated by the Merger Agreement, (a) the parties shall use commercially reasonable efforts to take such actions as are reasonably necessary so that the transactions contemplated thereunder may be consummated as promptly as practicable on the terms contemplated thereby and (b) the CNET Board shall take all actions necessary to render such statutes inapplicable to any transaction contemplated by the Merger Agreement.

Directors and Officers. The Merger Agreement provides that the directors of the Purchaser immediately prior to the Effective Time will become the directors of the Surviving Corporation. The officers of CNET immediately prior to the Effective Time shall be the officers of the Surviving Corporation. If requested by CBS prior to the Effective Time, CNET will use commercially reasonable efforts to cause such directors of CNET and/or its subsidiaries, as specified by CBS, to tender their resignations as directors, effective upon the Effective Time. Following the Acceptance Time, and at all times thereafter, CNET will, upon CBS’ request and subject to compliance with applicable law, take all actions reasonably necessary to cause persons designated by CBS to become directors of the CNET Board (or any committee thereof or any board of directors or similar governing bodies of CNET subsidiaries, as specified by CBS) such that the number of CBS’ designees to the CNET Board (or any such committee or other board of directors or governing body specified by CBS) will be proportional to the combined percentage ownership of the Shares of CBS, the Purchaser and their respective affiliates. CNET will take all actions reasonably necessary to permit CBS’ designees to be so elected in accordance with this provision, to the extent permitted by applicable law and the rules of Nasdaq and subject to certain conditions specified in the Merger Agreement.

Conditions to the Merger. The Merger Agreement provides that the obligations of CNET, CBS and Purchaser to consummate the Merger are subject to the satisfaction or waiver in writing (where permissible) at or prior to the Effective Time of the following: (i) if the adoption of the Merger Agreement by the CNET stockholders is required by the DGCL, the CNET stockholder approval shall have been obtained by CNET, provided, that CBS, the Purchaser and their respective subsidiaries shall have voted all of their Shares in favor of adopting the Merger Agreement, (ii) the Purchaser shall have accepted for payment and paid for all of the Shares validly tendered and not withdrawn pursuant to the Offer, and (iii) no governmental authority shall have enacted, issued, promulgated, enforced or entered any injunction, order, decree or ruling (whether temporary, preliminary or permanent) which is then in effect and has the effect of making consummation of the Merger illegal or prohibiting consummation of the Merger.

The obligation of CNET to consummate the Merger is subject to the satisfaction or waiver by CNET in writing (where permissible) of the condition that CBS has complied in all respects with its obligations to pay the Merger Consideration in accordance with the terms of the Merger Agreement.

Termination. The Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after obtaining the CNET stockholder approval, as follows (the date of any such termination, the “Termination Date”):

a)	by mutual written consent of CBS and CNET at any time prior to the Acceptance Time;

b)	by either CBS or CNET if (i) the Acceptance Time shall not have occurred on or before the Outside Date, or (ii) the Offer is terminated or withdrawn pursuant to its terms and the terms of the Merger Agreement without any Shares being purchased; provided, however, that the right to terminate the Merger Agreement will not be available to a party whose failure to fulfill any obligation under the Merger Agreement materially contributed to the failure of the Acceptance Time to occur on or before such date or the termination or withdrawal of the Offer;

c)	by either CBS or CNET if any governmental authority shall have enacted, issued, promulgated, enforced or entered any injunction, order, decree or ruling or taken any other action (including the failure to have taken any action) which, in either such case, has become final and non-appealable and has the effect of making the acceptance for payment of Shares pursuant to the Offer or the consummation of the Merger illegal or otherwise preventing or prohibiting consummation of the Offer or the Merger (“Governmental Order”); provided, however, that this termination provision shall not be available to any party unless such party shall have used its commercially reasonable efforts to oppose any such Governmental Order or to have such Governmental Order vacated or made inapplicable to the Offer and the Merger;

d)	by CBS, if prior to the Acceptance Time there shall have been a breach or inaccuracy of any representation, warranty, covenant or agreement on the part of CNET contained in the Merger Agreement, which breach or inaccuracy would (i) give rise to the failure of any condition to the Offer, and (ii) is not cured or is not capable of being cured by the Outside Date; provided, that neither CBS nor the Purchaser is then in material breach of any representation, warranty or covenant under the Merger Agreement;

e)	by CBS, if due to a circumstance or occurrence that if occurring after the commencement of the Offer would make it impossible to satisfy one or more of the conditions of the Offer, the Purchaser shall have failed to commence the Offer;

f)	by CNET, if prior to the Acceptance Time there shall have been a breach or inaccuracy of any representation, warranty, covenant or agreement on the part of CBS or the Purchaser contained in the Merger Agreement, which breach or inaccuracy (i) would reasonably be expected to prevent CBS or the Purchaser from accepting for payment or paying for Shares pursuant to the Offer or consummating the Merger in accordance with the terms of the Merger Agreement and (ii) is not cured or is not capable of being cured by the Outside Date; provided, that CNET is not then in material breach of any representation, warranty or covenant under the Merger Agreement;

g)	by CBS, if an Adverse Recommendation Change shall have occurred; or

h)	by CNET, if prior to the Acceptance Time, (i) CNET is in compliance, in all material respects, with its obligations under Section 8.03 of the Merger Agreement, entitled “Solicitation”, (ii) the CNET Board has received a Company Acquisition Proposal that it has determined in good faith, after consultation with its financial advisor, constitutes a Company Superior Proposal, (iii) CNET has notified CBS in writing that it intends to enter into a definitive agreement implementing such Company Superior Proposal, attaching the most current version of such agreement (including any amendments, supplements or modifications) to such notice (a “Superior Proposal Notice”), (iv) during the three business day period commencing upon CNET’s delivery to CBS of its Superior Proposal Notice, (A) CNET shall have offered to negotiate with (and, if accepted, negotiate in good faith with), CBS in making adjustments to the terms and conditions of the Merger Agreement and (B) the CNET Board shall have determined in good faith, after the end of such three business day period, and after considering the results of such negotiations and the revised proposals made by CBS, if any, that the Company Superior Proposal giving rise to such notice continues to be a Company Superior Proposal (any amendment, supplement or modification to the financial terms or other material terms of any Company Acquisition Proposal shall be deemed a new Company Acquisition Proposal and CNET may not terminate the Merger Agreement unless CNET has complied with the requirements with respect to such new Company Acquisition Proposal, including sending a Superior Proposal Notice with respect to such new Company Acquisition Proposal and offering to negotiate for three business days following such new Superior Proposal Notice), (v) CNET, prior to or concurrently with, such termination pays to CBS in immediately available funds the termination fee required to be paid under the Merger Agreement, and (vi) the CNET Board concurrently approves, and CNET concurrently enters into, a definitive agreement providing for the implementation of such Company Superior Proposal.

As used in the Merger Agreement, a “Company Superior Proposal” means any bona fide written offer, obtained after the date of the Merger Agreement and not in breach of the terms thereof, to acquire, directly or indirectly, for consideration consisting of cash and/or securities, 90% or more of the equity securities of CNET or all or substantially all of the assets of CNET and CNET subsidiaries on a consolidated basis, which offer is on terms that the CNET Board determines in its good faith judgment (after consultation with its financial advisor of nationally recognized reputation and outside counsel), taking into account all relevant factors, (A) would, if consummated, result in a transaction that is more favorable to the holders of Shares from a financial point of view than the transactions contemplated by the Merger Agreement (including the terms of any proposal by CBS to modify the terms of such transactions) and (B) is reasonably capable of being completed on the terms proposed.

Termination Fee. The Merger Agreement contemplates that a termination fee of $35 million (the “Termination Fee”) will be payable by CNET to CBS where the Merger Agreement is terminated:

a)	(i) by CNET pursuant to paragraph (h) under “Termination” above, (ii) by CBS pursuant to paragraph (g) under “Termination” above, or (iii) by CNET or CBS pursuant to paragraph (b) under “Termination” above following any time at which (1) CBS was entitled to terminate the Merger Agreement pursuant to paragraph (g) under “Termination” above due to an Adverse Recommendation Change and (2) the CNET Board has not reaffirmed the Company Board Recommendation subsequent to such Adverse Recommendation Change by publicly announcing such reaffirmation no later than three business days prior to the scheduled expiration date first following such Adverse Recommendation Change; or

b)	(i) by CBS or CNET pursuant to paragraph (b) under “Termination” above, or by CBS pursuant to paragraph (d) under “Termination” above, (ii) at or prior to the date of termination, a Company Acquisition Proposal shall have been made known to CNET or shall have been made directly to its stockholders generally or any person shall have publicly announced an intention to make a Company Acquisition Proposal (whether or not any such Company Acquisition Proposal or announced intention is conditional or withdrawn) and (iii) concurrently with such termination or within 12 months following such termination, CNET enters into a definitive agreement to consummate or consummates a transaction contemplated by any Company Acquisition Proposal (for purposes of this clause (b), “50%” shall be substituted for “15%” in the phrases dealing with assets and “50%” shall be substituted for “15%” in phrases dealing with equity securities or voting power in the definition of Company Acquisition Proposal).

Under the Merger Agreement, CBS and the Purchaser acknowledge and agree that in the event that CBS is entitled to receive the Termination Fee pursuant to the Merger Agreement, the right of CBS to receive such amount shall constitute each of CBS and Purchaser’s sole and exclusive remedy for, and such amount shall constitute liquidated damages in respect of, any termination of the Merger Agreement regardless of the circumstances giving rise to such termination.

Amendment. The Merger Agreement may be amended by the parties by action taken by their respective boards of directors (or similar governing bodies or entities) at any time prior to the Effective Time, provided, that, after CNET stockholder approval has been obtained, no amendment may be made without further stockholder approval which, by law or in accordance with the rules of Nasdaq, requires further approval by such stockholders. The Merger Agreement may not be amended except by an instrument in writing signed by the parties.

Employment Agreements

At the request of CBS, and in conjunction with the execution of the Merger Agreement, each of Neil Ashe and Zander Lurie entered into an employment agreement, dated May 15, 2008, with CNET and CBS (respectively, the “Amended and Restated Ashe Employment Agreement” and the “Lurie Employment

Agreement”) to continue their employment with CNET subject to and effective upon the closing of the Merger. The Amended and Restated Ashe Employment Agreement amends and restates that certain Employment Agreement, dated December 20, 2006, between Mr. Ashe and CNET (the “Ashe Employment Agreement”). The Amended and Restated Ashe Employment Agreement contains a three year term and the Lurie Employment Agreement contains a two year term, in each case, commencing from the Effective Time.

Pursuant to the terms of the Amended and Restated Ashe Employment Agreement, Mr. Ashe will receive $500,000 plus an additional amount equal to the pro rata portion of his annual bonus for the year in which the Effective Time occurs. Pursuant to the terms of the Lurie Employment Agreement, Mr. Lurie will receive $350,000 plus an additional amount equal to the pro rata portion of his annual bonus for the year in which the Effective Time occurs. The above-described payments for Messrs. Ashe and Lurie are scheduled to be paid as soon as practicable following the later of January 1, 2009 (but in no event later than January 31, 2009) or the Effective Time. Pursuant to the Amended and Restated Ashe Employment Agreement and the Lurie Employment Agreement, each of Messrs. Ashe and Lurie has agreed (i) to remain employed by CNET during the period of time between the execution of the Merger Agreement and the Effective Time and (ii) that neither the consummation of the Offer or the Merger shall constitute “Good Reason” as defined under the Ashe Employment Agreement, in the case of Mr. Ashe, or the existing severance agreement between the Company and Mr. Lurie, in the case of Mr. Lurie.

Pursuant to the Amended and Restated Ashe Employment Agreement, beginning as of the Effective Time, Mr. Ashe will be paid a salary of $750,000 per annum and will also be eligible to receive annual bonus compensation, with a target bonus of not less than 100% of his annual salary. Mr. Ashe will also be eligible to receive annual grants of long-term incentive compensation under CBS’ 2004 Long-Term Management Incentive Plan, or any successor plan (the “LTMIP”), with a target long-term incentive award and a grant date value equal to not less than $1,625,000 for each year of the Amended and Restated Ashe Employment Agreement following 2008. In addition, Mr. Ashe will be eligible to receive an award of stock options under the LTMIP, with a value of $1,625,000, following the close of business 10 trading days after the Merger.

Pursuant to the Lurie Employment Agreement, beginning as of the Effective Time, Mr. Lurie will be paid a salary of $400,000 per annum and will also be eligible to receive annual bonus compensation, with a target bonus of not less than 50% of his annual salary. Mr. Lurie will also be eligible to receive two grants of long-term incentive compensation under the LTMIP, with a target long-term incentive award and a grant date value equal to not less than $1,000,000. For the first grant, Mr. Lurie will be eligible to receive an award of stock options under the LTMIP, with a value of $1,000,000, following the close of business 10 trading days after the Merger.

Both the Amended and Restated Ashe Employment Agreement and the Lurie Employment Agreement provide for certain termination payments and benefits in the event that their employment is terminated “without Cause” or if they terminate their employment for “Good Reason” as defined in such agreements. If either of such executive’s employment is terminated under such circumstances, each agreement provides for a payment to the applicable executive of 12 months of his then current base salary and bonus compensation prorated for the calendar year in which such termination occurs and medical and dental insurance coverage provided under CBS-paid COBRA benefits. In addition, long term incentive compensation will be paid in accordance with the terms of the grants thereof, and any 2008 stock option grants that vest within 18 months after termination will immediately vest on the termination date and remain exercisable until the greater of 18 months following the termination date or the period provided in the grant agreements.

Both the Amended and Restated Ashe Employment Agreement and the Lurie Employment Agreement also include non-solicitation, non-disparagement, litigation and confidentiality provisions.

CNET has also agreed that Andy Sherman, CNET’s Senior Vice President, General Counsel and Corporate Secretary, will be paid an amount equal to his annual base salary as of the Effective Time plus an additional amount equal to the pro rata portion of his annual bonus for the year in which the Effective Time occurs. In consideration for, and prior to, such payments, CNET and CBS intend to enter into a formal letter agreement with Mr. Sherman, which will set forth such payments and whereby (i) Mr. Sherman will agree to remain employed by CNET during the period of time between the execution of the Merger Agreement and the Effective Time, and (ii) each party shall agree that neither the consummation of the Offer nor the Merger shall constitute “Good Reason” as defined under the existing severance agreement between CNET and Mr. Sherman. Except as otherwise to be provided in the letter agreement, it is intended that the existing severance agreement for Mr. Sherman shall remain in full force and effect in accordance with its terms.

12. Purpose of the Offer; Plans for CNET.

Purpose of the Offer. The purpose of the Offer is for CBS, through the Purchaser, to acquire control of, and the entire equity interest in, CNET. The Offer, as the first step in the acquisition of CNET, is intended to facilitate the acquisition of all outstanding Shares. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is successful, the Purchaser intends to consummate the Merger as promptly as practicable.

If you sell your Shares in the Offer, you will cease to have any equity interest in CNET or any right to participate in its earnings and future growth. If you do not tender your Shares, but the Merger is consummated, you also will no longer have an equity interest in CNET. Similarly, after selling your Shares in the Offer or the subsequent Merger, you will not bear the risk of any decrease in the value of CNET.

Short-form Merger. The DGCL provides that if a parent company owns at least 90% of each class of stock of a subsidiary, the parent company can effect a short-form merger with that subsidiary without the action of the other stockholders of the subsidiary. Accordingly, if as a result of the Offer, the Top-Up Option or otherwise, Purchaser directly or indirectly owns at least 90% of the Shares, CBS and the Purchaser anticipate to effect the Merger without prior notice to, or any action by, any other stockholder of CNET if permitted to do so under the DGCL. Even if CBS and Purchaser do not own 90% of the outstanding Shares following consummation of the Offer, CBS and Purchaser could seek to purchase additional Shares in the open market, from CNET or otherwise in order to reach the 90% threshold and effect a short-form merger. The consideration per Share paid for any Shares so acquired, other than Shares acquired pursuant to the Top-Up Option, may be greater or less than that paid in the Offer.

Plans for CNET. Except as otherwise provided herein, it is expected that, initially following the Merger, the business and operations of CNET will, except as set forth in this Offer to Purchase, be continued substantially as they are currently being conducted. CBS will continue to evaluate the business and operations of CNET during the pendancy of the Offer and after the consummation of the Offer and the Merger and will take such actions as it deems appropriate under the circumstances then existing. Thereafter, CBS intends to review such information as part of a comprehensive review of CNET’s business, operations, capitalization and management with a view to optimizing development of CNET’s potential in conjunction with CBS’ existing business.

Assuming we purchase Shares pursuant to the Offer, CBS intends to promptly upon the acceptance for payment of, and payment by the Purchaser for, any Shares pursuant to the Offer (and from time to time thereafter as Shares are acquired by CBS or the Purchaser) to designate a number of directors that is the same proportion as the percentage of Shares then beneficially owned by CBS with respect to the number of Shares then outstanding, subject to applicable law and Nasdaq rules applicable to CNET. Under the terms of the Merger Agreement, CNET is required to use its commercially reasonable efforts to either increase the size of CNET’s Board of Directors or obtain the resignation of such number of incumbent directors as is necessary to enable CBS’ director designees to be elected or appointed to CNET’s Board of Directors. CNET also agreed to cause individuals designated by Parent to have the same proportionate representation on (i) each committee of the CNET’s Board of Directors and (ii) each board of directors and each committee thereof of each subsidiary of CNET. Following the election or appointment of CBS’ designees to the Board of Directors of CNET and until the Effective Time of the Merger, the approval of a majority of the directors on CNET’s Board of Directors who were not designated by CBS and are not employees of CNET will be required for approval of any amendment to the certificate of incorporation or bylaws of CNET and certain actions relating to the Merger.

Except as set forth in this Offer to Purchase, the Purchaser and CBS have no present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving CNET or any of its subsidiaries (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), (ii) any sale or transfer of a material amount of assets of CNET or any of its subsidiaries, (iii) any material change in CNET’s capitalization or dividend policy, or (iv) any other material change in CNET’s corporate structure or business.

13. Certain Effects of the Offer.

Market for the Shares. The purchase of Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly, which could adversely affect the liquidity and market value of the remaining Shares. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the Offer Price.

Stock Quotation. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements for continued listing on Nasdaq. According to the published guidelines of The Nasdaq Stock Market, LLC (the “Nasdaq Stock Market”), the Nasdaq Stock Market would consider disqualifying the Shares for listing on Nasdaq (though not necessarily for listing on The Nasdaq Capital Market) if, among other possible grounds, the number of publicly held Shares falls below 750,000, the total number of beneficial holders of round lots of Shares falls below 400, the market value of publicly held Shares over a 30 consecutive business day period is less than $5 million, there are fewer than two active and registered market makers in the Shares over a ten consecutive business day period, CNET has stockholders’ equity of less than $10 million, or the bid price for the Shares over a 30 consecutive business day period is less than $1. Furthermore, the Nasdaq Stock Market would consider delisting the Shares from Nasdaq altogether if, among other possible grounds, (i) the number of publicly held Shares falls below 500,000, (ii) the total number of beneficial holders of round lots of Shares falls below 300, (iii) the market value of publicly held Shares over a 30 consecutive business day period is less than $1 million, (iv) there are fewer than two active and registered market makers in the Shares over a ten consecutive business day period, (v) the bid price for the Shares over a 30 consecutive business day period is less than $1, or (vi) (A) CNET has stockholders’ equity of less than $2.5 million, (B) the market value of CNET’s listed securities is less than $35 million over a ten consecutive business day period, and (C) CNET’s net income from continuing operations is less than $500,000 for the most recently completed fiscal year and two of the last three most recently completed fiscal years. Shares held by officers or directors of CNET, or by any beneficial owner of more than 10% of the Shares, will not be considered as being publicly held for this purpose. According to CNET, as of May 13, 2008, there were 152,383,712 Shares outstanding. If, as a result of the purchase of Shares pursuant to the Offer or otherwise, the Shares are either no longer eligible for Nasdaq or are delisted from Nasdaq altogether, the market for Shares will be adversely affected.

Margin Regulations. The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding the market for the Shares and stock quotations, it is possible that, following the Offer, the Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of CNET to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by CNET to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to CNET, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of CNET and persons holding “restricted securities” of CNET to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or be eligible for listing on Nasdaq. We intend and will cause CNET to terminate the registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration are met. If registration of the Shares is not terminated prior to the Merger, the registration of the Shares under the Exchange Act will be terminated following the consummation of the Merger.

14. Dividends and Distributions.

The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written consent of CBS (which consent will not be unreasonably withheld, delayed or conditioned), CNET will not, and will not allow its subsidiaries to, declare, set aside, make or pay any dividends on or make any distribution payable in cash, capital stock, property or otherwise with respect to CNET Shares to any holder of CNET Shares.

15. Certain Conditions of the Offer.

For the purposes of this Section 15, capitalized terms used but not defined herein will have the meanings set forth in the Merger Agreement. Notwithstanding any other provision of the Offer, the Purchaser shall not be required to accept for payment or, subject to the applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, pay for any Shares tendered pursuant to the Offer, unless (i) the Minimum Tender Condition shall have been satisfied; (ii) the Regulatory Condition shall have been satisfied; and (iii) at the then effective date of the expiration of the Offer, none of the following conditions shall exist:

(a)	The representations and warranties of CNET contained in the Merger Agreement (other than the representations and warranties set forth in Sections 5.03(a) (entitled “Capitalization”), 5.03(c) (entitled “Capitalization”) and 5.08(b) (entitled “Absence of Certain Changes or Events”)) that (i) are not made as of a specific date are not true and correct as of the date of the Merger Agreement and as of the Acceptance Time, as though made on and as of the Acceptance Time, (ii) are made as of a specific date are not true and correct as of such date, in each case, except where the failure of such representations or warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth in such representations and warranties) has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (iii) are set forth in Section 5.03(a) are not true and correct, except for (A) de minimis deviations, (B) deviations resulting from the grant of Company Stock Options as permitted under the Merger Agreement or disclosed in the Company Disclosure Schedule and (C) deviations resulting from the issuance of Shares pursuant to the exercise of Company Stock Options, (iv) are set forth in Section 5.03(c) are not true and correct in any respect, and (v) are set forth in Section 5.08(b) are not true and correct in any respect, in each case of clauses (iii), (iv) and (v) immediately above, as of the date of the Merger Agreement and the Acceptance Time, as though made on and as of the Acceptance Time;

(b)	CNET shall have failed to perform and comply with, in any material respect, its obligations, agreements and covenants to be performed or complied with by it under the Merger Agreement on or prior to the Acceptance Time;

(c)	CNET shall have failed to deliver to CBS a certificate signed by an officer of CNET and certifying as to the satisfaction by CNET of the applicable conditions specified in clauses (a) and (b) immediately above;

(d)	There shall be any injunction, judgment, ruling, order or decree issued or any Law (other than routine application of the waiting period provisions of the HSR Act) enacted, issued, promulgated or enforced, by any Governmental Authority which prohibits or makes illegal consummation of the Offer or the Merger; and

(e)	The Agreement shall have been terminated in accordance with its terms.

The foregoing conditions are for the sole benefit of CBS and Purchaser and may be asserted by either of them regardless or the circumstances giving rise to such conditions or may be waived by CBS or Purchaser, in whole or in part in the sole discretion of CBS or the Purchaser (except for any condition which, pursuant to Section 2.01 of the Merger Agreement, may only be waived with the Company’s consent). The failure by CBS, Purchaser or any other Affiliate of CBS at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

16. Certain Legal Matters; Regulatory Approvals.

General. Except as described by CNET in Item 8(g)—“Additional Information—Certain Litigation” of its Solicitation/Recommendation Statement filed on Schedule 14D-9 with the SEC, we are not aware of any pending legal proceeding relating to the Offer. Except as described in this Section 16, based on our examination of publicly available information filed by CNET with the SEC and other information concerning CNET, we are not aware of any governmental license or regulatory permit that appears to be material to CNET’s business that might be adversely affected by our acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by the Purchaser or CBS as contemplated herein. Should any such approval or other action be required, we currently contemplate that, except as described below under “State Takeover Statutes,” such approval or other action will be sought. While we do not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to CNET’s business, any of which under certain conditions specified in the Merger Agreement, could cause us to elect to terminate the Offer without the purchase of Shares thereunder under certain conditions. See Section 15—“Certain Conditions of the Offer.”

Antitrust Compliance. Under the HSR Act, and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain transactions may not be consummated until specified information and documentary material (“Premerger Notification and Report Forms”) have been furnished to the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements of the HSR Act apply to the acquisition of Shares in the Offer and the Merger.

Under the HSR Act, our purchase of Shares in the Offer may not be completed until the expiration of a 15 calendar day waiting period following the filing by Mr. Sumner M. Redstone, as the ultimate parent entity of the Purchaser, of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. Mr. Redstone is expected to file Premerger Notification and Report Forms with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on May 23, 2008. Accordingly, the required waiting period with respect to the Offer and the Merger will expire at 11:59 p.m., New York City time, on or about

June 9, 2008, unless earlier terminated by the FTC and the Antitrust Division or unless the FTC or the Antitrust Division issues a request for additional information and documentary material (a “Second Request”) prior to that time. If within the 15 calendar day waiting period either the FTC or the Antitrust Division issues a Second Request, the waiting period with respect to the Offer and the Merger would be extended until 10 calendar days following the date of substantial compliance by CBS with that request, unless the FTC or the Antitrust Division terminates the additional waiting period before its expiration. After the expiration of the 10 calendar day waiting period, the waiting period could be extended only by court order or with CBS’ consent. In practice, complying with a Second Request can take a significant period of time. Although CNET is required to file certain information and documentary material with the FTC and the Antitrust Division in connection with the Offer, neither CNET’s failure to make those filings nor a request for additional documents and information issued to CNET from the FTC or the Antitrust Division will extend the waiting period with respect to the purchase of Shares in the Offer and the Merger. The Merger will not require an additional filing under the HSR Act if Purchaser owns more than 50% of the outstanding Shares at the time of the Merger or if the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expires or is terminated.

The FTC and the Antitrust Division will scrutinize the legality under the antitrust laws of Purchaser’s proposed acquisition of CNET. At any time before or after Purchaser’s acceptance for payment of Shares pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer would violate the US federal antitrust laws by substantially lessening competition in any line of commerce affecting US consumers, the FTC and the Antitrust Division have the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if shares have already been acquired, requiring disposition of such Shares, or the divestiture of substantial assets of Purchaser, CNET, or any of their respective subsidiaries or affiliates or requiring other conduct relief. US state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. While CBS believes that consummation of the Offer would not violate any antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state or any other person, Purchaser may not be obligated to consummate the Offer or the Merger. See Section 15—“Certain Conditions of the Offer.”

German Merger Control Law: Under German merger control law, the purchase of Shares in the Offer must not be completed until the expiration of a one month waiting period following the Federal Cartel Office (FCO)’s receipt of a complete filing by CBS without any decision of the FCO to enter into an in-depth investigation (Hauptprüfverfahren) has been passed or a clearance has been obtained. CBS filed a merger control notification on May 21, 2008 with the FCO. Accordingly, the required waiting period with respect to the Offer and the Merger will expire at 11:59 p.m., CET, on June 23, 2008 unless clearance has been obtained earlier or the FCO has entered into an in-depth investigation prior to that time. If the latter is the case, the waiting period with respect of the Offer and the Merger would be extended until the expiration of four months following the FCO’s receipt of the complete notification, unless clearance has been obtained. After expiration of the four month waiting period, the waiting period could be extended only with the consent of CNET and CBS.

As long as no clearance has been obtained, it is illegal and subject to administrative fines, to consummate the Offer and the Merger. Agreements concluded under German law would be deemed to be invalid. Within its investigation, the FCO determines whether the Merger would result in the formation or strengthening of a market dominant position of the parties in a relevant market. Should the FCO come to the conclusion that this is the case, it may prohibit the Merger or impose remedies which regularly consist of divestitures of certain businesses or parts of those. If the latter is the case, the Merger may be consummated upon the issuance of the clearance decision (in case of non-conditional remedies which have to be fulfilled later on within a certain time frame) or upon the complete fulfillment of all respective conditions (in case of conditional remedies).

Other Foreign Laws. CNET and CBS and certain of their respective subsidiaries conduct business in several foreign countries where regulatory filings or approvals may be required or desirable in connection with the consummation of the Offer. Certain of such filings or approvals, if required or desirable, may not be made or obtained prior to the expiration of the Offer. CBS and CNET are analyzing the applicability of any such laws and currently intend to take such action as may be required or desirable. If any foreign governmental entity takes an action prior to the completion of the Offer that might have certain adverse effects, Purchaser may not be obligated to accept for payment or pay for any Shares tendered. See Section 15—“Certain Conditions of the Offer.”

State Takeover Laws. CNET is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15 percent or more of a corporation’s outstanding voting stock) for a period of three years following the date such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.” CNET has elected not to be governed by Section 203 of the DGCL and, therefore, Section 203 of the DGCL is inapplicable to the Merger Agreement and the transactions contemplated therein.

A number of states have adopted laws and regulations applicable to attempts to acquire securities of corporations that are incorporated, or have substantial assets, stockholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects, in such states. In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquiror from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated, and has a substantial number of stockholders, in the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a U.S. federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional as applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a U.S. federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a U.S. federal district court in Florida held in Grand Metropolitan PLC v. Butterworth that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida. The state law before the Supreme Court was by its terms applicable only to corporations that had a substantial number of stockholders in the state and were incorporated there.

CNET, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted takeover laws. We do not know whether any of these laws will, by their terms, apply to the Offer or the Merger and have not attempted to comply with any such laws. Should any person seek to apply any state takeover law, we will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event any person asserts that the takeover laws of any state are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, we may be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, we may not be obligated to accept for payment any Shares tendered in the Offer. See Section 15—“Certain Conditions of the Offer.”

17. Appraisal Rights.

No appraisal rights are available with respect to Shares tendered and accepted for purchase in the Offer. However, if the Merger is consummated, stockholders who do not tender their Shares in the Offer and who do not vote for adoption of the Merger Agreement will have certain rights under the DGCL to demand appraisal of, and to receive payment in cash of the fair value of, their Shares, in lieu of the right to receive the Merger Consideration. Such rights to demand appraisal, if the statutory procedures are met, could lead to a judicial determination of the fair value of the Shares, as of the Effective Time (excluding any element of value arising from the accomplishment or expectation of the Merger), required to be paid in cash to such dissenting holders for their Shares. In addition, such dissenting stockholders would be entitled to receive interest from the date of consummation of the Merger on the amount determined to be the fair value of their Shares. Unless the Court in its discretion determines otherwise for good cause shown, such interest shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as in effect from time to time during the period between the Effective Time and the date of payment of the judgment. In determining the fair value of the Shares, the court is required to take into account all relevant factors. Accordingly, such determination could be based upon considerations other than, or in addition to, the market value of the Shares, including, among other things, asset values and earning capacity. In Weinberger v. UOP, Inc., the Delaware Supreme Court stated, among other things, that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered in an appraisal proceeding. Therefore, the value so determined in any appraisal proceeding could be the same as, or more or less than, the Offer Price or the Merger Consideration.

If any holder of Shares who demands appraisal under Delaware law fails to perfect, or effectively withdraws or loses his rights to appraisal as provided under Delaware law, each Share of such stockholder will be converted into the right to receive the Merger Consideration. A stockholder may withdraw his, her or its demand for appraisal by delivering to CNET a written withdrawal of his, her or its demand for appraisal and acceptance of the Merger within 60 days after the Effective Time of the Merger (or thereafter with the consent of the Surviving Corporation).

The foregoing discussion is not a complete statement of law pertaining to appraisal rights under Delaware law and is qualified in its entirety by reference to Delaware law.

You cannot exercise appraisal rights at this time. The information set forth above is for informational purposes only with respect to your alternatives if the Merger is consummated. If you are entitled to appraisal rights in connection with the Merger, you will receive additional information concerning appraisal rights and the procedures to be followed in connection therewith, including the text of the relevant provisions of Delaware law, before you have to take any action relating thereto.

If you sell your Shares in the Offer, you will not be entitled to exercise appraisal rights with respect to your Shares but, rather, will receive the Offer Price therefor.

18. Fees and Expenses.

Citigroup Global Markets Inc. and UBS Securities LLC are acting as Dealer Managers in connection with the Offer. CBS and the Purchaser have agreed to reimburse Citigroup Global Markets Inc. and UBS Securities LLC for their reasonable fees and expenses, as applicable, incurred in connection with Citigroup Global Markets Inc.’s and UBS Securities LLC’s engagement, and to indemnify Citigroup Global Markets Inc. and UBS Securities LLC, and certain related parties against specified liabilities, including liabilities under the federal securities laws. In the ordinary course of business, Citigroup Global Markets Inc., UBS Securities LLC and their respective affiliates may actively trade or hold securities or loans of CBS and CNET for their own accounts or for the accounts of customers and, accordingly, Citigroup Global Markets Inc., UBS Securities LLC and/or their respective affiliates may at any time hold long or short positions in these securities or loans.

CBS and the Purchaser have retained MacKenzie Partners, Inc. to be the Information Agent and BNY Mellon Shareowner Services to be the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy, telegraph and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, as applicable, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

Neither CBS nor the Purchaser will pay any fees or commissions to any broker or dealer or to any other person (except as described herein) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by the Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser by the Dealer Managers or one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by the Purchaser.

19. Miscellaneous.

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser by the Dealer Managers or one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by the Purchaser.

No person has been authorized to give any information or to make any representation on behalf of CBS or the Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person shall be deemed to be the agent of the Purchaser, the Depositary, the Dealer Managers or the Information Agent for the purpose of the Offer.

The Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, CNET has filed with the SEC a Schedule 14D-9, together with exhibits, pursuant to Rule 14d-9 under the Exchange Act, setting forth the recommendation of the CNET Board with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 7—“Certain Information Concerning CNET” above.

Ten Acquisition Corp.

May 23, 2008

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER AND CBS

1.	DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER.

The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of Ten Acquisition Corp. are set forth below. The business address and phone number of each such director and executive officer is c/o CBS Corporation, 51 West 52nd Street New York, New York 10019 USA, (212) 975-4321. Unless otherwise noted, all directors and executive officers listed below are citizens of the United States.

NAME AND POSITION	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
Louis J. Briskman Director, Vice President and Secretary	Mr. Briskman has been Executive Vice President and General Counsel of CBS Corporation since the separation of former Viacom Inc. into CBS Corporation and new Viacom Inc., which was completed on December 31, 2005 (the “Separation”). Previously, since September 2005, he served as Executive Vice President and General Counsel of the businesses that comprise CBS Corporation after the Separation. Prior to that, Mr. Briskman served as Senior Vice President and General Counsel of Aetna Inc. since April 2004 and as Executive Vice President and General Counsel for CBS Television from 2000 to 2002. From 1993 to 2000, Mr. Briskman served as General Counsel of the former CBS Corporation and its predecessor, Westinghouse Electric Corporation. He joined Westinghouse Electric Corporation in 1975 and became its General Counsel in 1993 after serving as General Counsel of its Group W division beginning in 1983.

Fredric G. Reynolds Executive Vice President and Chief Financial Officer	Mr. Reynolds has been Executive Vice President and Chief Financial Officer of CBS Corporation since the Separation. Previously, Mr. Reynolds served as Executive Vice President and Chief Financial Officer of the businesses that comprise CBS Corporation after the Separation and President of the CBS Television Stations Group since 2001. Prior to that, Mr. Reynolds served as Executive Vice President and Chief Financial Officer of Viacom Inc. prior to the Separation from 2000 to 2001 and served as Executive Vice President and Chief Financial Officer of the former CBS Corporation and its predecessor, Westinghouse Electric Corporation, from 1994 to 2000. Mr. Reynolds was Chief Financial Officer of CBS Inc. from April 1996 to 1997.

2.	DIRECTORS AND EXECUTIVE OFFICERS OF CBS

The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of CBS are set forth below. The business address and phone number of each such director and executive officer is CBS Corporation, 51 West 52 nd Street, New York, New York 10019 USA, (212) 975-4321. All directors and executive officers listed below are citizens of the United States.

NAME AND POSITION	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND EMPLOYMENT HISTORY
Sumner M. Redstone Executive Chairman of the Board and Founder	Mr. Redstone is CBS Corporation’s Founder and has been Executive Chairman of the Board of CBS Corporation since the Separation. He was Chairman of the Board of the former Viacom Inc. from 1987 until the Separation and served as Chief Executive Officer of the former Viacom Inc. since 1996 through the Separation. Mr. Redstone has also served as Chairman of the Board of National Amusements, Inc. (“NAI”) since 1986 and Chief Executive Officer of NAI since 1967. He served as President of NAI from 1967 through 1999. Mr. Redstone served as the first Chairman of the Board of the National Association of Theatre Owners and is currently a member of its Executive Committee. Mr. Redstone has lectured at a variety of universities, including Harvard Law School, Brandeis University, and in 1982 joined the faculty of the Boston University School of Law. Mr. Redstone graduated from Harvard University in 1944 and received a LL.B. from Harvard University School of Law in 1947. Upon graduation, Mr. Redstone served as Law Secretary with the United States Court of Appeals and then as a Special Assistant to the United States Attorney General. Mr. Redstone served in the Military Intelligence Division during World War II. While a student at Harvard, he was selected to join a special intelligence group whose mission was to break Japan’s high-level military and diplomatic codes. Mr. Redstone received, among other honors, two commendations from the Military Intelligence Division in recognition of his service, contribution and devotion to duty. He is also a recipient of the Army Commendation Award. Mr. Redstone also serves as Executive Chairman of the Board of Directors and Founder of Viacom Inc.

Leslie Moonves President and Chief Executive Officer and Director	Mr. Moonves has been President and Chief Executive Officer and a Director of CBS Corporation since the Separation. Previously, Mr. Moonves served as Co-President and Co-Chief Operating Officer of the former Viacom Inc. since June 2004. Prior to that, Mr. Moonves served as Chairman and Chief Executive Officer of CBS Broadcasting since 2003 and as its President and Chief Executive Officer since 1998. Mr. Moonves joined the former CBS Corporation in 1995 as President, CBS Entertainment. Prior to that, Mr. Moonves was President of Warner Bros. Television since July 1993.

NAME AND POSITION	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND EMPLOYMENT HISTORY
David R. Andelman Director	Mr. Andelman is an attorney associated with the law firm of Lourie & Cutler, P.C. in Boston, Massachusetts since 1964. Mr. Andelman also serves as a director and treasurer of Lourie & Cutler. He is also a director of NAI.

Joseph A. Califano, Jr. Director	Mr. Califano is Chairman of the Board and President of The National Center on Addiction and Substance Abuse at Columbia University, a position he has held since 1992. Mr. Califano has served as Adjunct Professor of Public Health at Columbia University’s Medical School and School of Public Health since 1992 and is a member of the Institute of Medicine of the National Academy of Sciences. He was senior partner of the Washington, D.C. office of the law firm Dewey Ballantine from 1983 to 1992. Mr. Califano served as the United States Secretary of Health, Education and Welfare from 1977 to 1979, and he served as President Lyndon B. Johnson’s Assistant for Domestic Affairs from 1965 to 1969. He is the author of 11 books. Mr. Califano is also a director of Midway Games Inc. and Willis Group Holdings Limited.

William S. Cohen Director	Mr. Cohen has been Chairman and Chief Executive Officer of The Cohen Group, a business consulting firm, since January 2001. Prior to founding The Cohen Group, Mr. Cohen served as the United States Secretary of Defense from January 1997 to 2001. He also served as a United States Senator from 1979 to 1997, and as a member of the United States House of Representatives from 1973 to 1979.

Gary L. Countryman Director	Mr. Countryman has been Chairman Emeritus of the Liberty Mutual Group since 2000. He served as Chairman of Liberty Mutual Group from 1986 to 2000 and as Chief Executive Officer from 1986 to 1998. Mr. Countryman is also Chairman of the Dana Farber Cancer Institute and President of the United Ways of New England. Mr. Countryman is also a director of Bank of America Corporation, the Liberty Mutual Group and NSTAR.

Charles K. Gifford Director	Mr. Gifford has been Chairman Emeritus of Bank of America Corporation since February 2005. He was Chairman and Chief Executive Officer of BankBoston prior to its 1999 merger with Fleet Financial Group and became President and Chief Operating Officer of the combined companies. Mr. Gifford became Chief Executive Officer of FleetBoston Financial in 2001 and Chairman in 2002. Mr. Gifford is also a director of Bank of America Corporation and NSTAR.

Leonard Goldberg Director	Mr. Goldberg has been President of Mandy Films, Inc. and Panda Productions, Inc., both television and film production companies, since 1984. He was President of Twentieth Century Fox from 1987 to 1989. In addition, from 1972 to

NAME AND POSITION	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND EMPLOYMENT HISTORY
1984, he partnered with producer Aaron Spelling to launch various television series and made-for-television movies. Prior to that, Mr. Goldberg served as Vice President of Production at Screen Gems (now Columbia Pictures Television) from 1969 to 1972. During the years 1961 to 1969, he served in various positions with the ABC Network, advancing to Head of Programming.

Bruce S. Gordon Director	Mr. Gordon served as President and Chief Executive Officer of the National Association for the Advancement of Colored People (NAACP) from June 2005 to March 2007. In December 2003, Mr. Gordon retired from Verizon Communications where he had served as President, Retail Markets Group since June 2000. Prior to that, Mr. Gordon served as Group President, Enterprise Business with Bell Atlantic Corporation (Verizon’s predecessor) since December 1998. He served as Group President, Consumer and Small Business Services of Bell Atlantic from 1993 to August 1997, and as Group President, Retail, from August 1997 to December 1998. Mr. Gordon is also a director of Tyco International Ltd.

Linda M. Griego Director	Ms. Griego has served, since 1986, as President and Chief Executive Officer of Griego Enterprises, Inc., a business management company. She oversees the operations of Engine Co. No. 28, a prominent restaurant in downtown Los Angeles that Ms. Griego founded in 1988. From 1990 to 2000, Ms. Griego held a number of government related appointments, including Deputy Mayor of the city of Los Angeles, President and Chief Executive Officer of the Los Angeles Community Development Bank, and President and Chief Executive Officer of Rebuild LA, the agency created to jump-start inner-city economic development following the 1992 Los Angeles riots. Over the past two decades, she has also served on a number of government commissions and boards of directors of non-profit organizations, including current service on the boards of the Robert Wood Johnson Foundation, the Packard Foundation and the Public Policy Institute of California. Ms. Griego has served as a director of publicly traded and private corporations, including presently serving as director of City National Corporation, Southwest Water Company and AECOM Technology Corporation.

Arnold Kopelson Director	Mr. Kopelson has been Co-Chairman and President of Kopelson Entertainment, through which he produces films and finances the acquisition and development of screenplays, since 1979. Prior to that, he practiced entertainment and banking law, specializing in motion picture financing. He has been honored with a Best Picture Academy Award, a Golden Globe, and an Independent Spirit Award, and his films have generated 17 Academy Award

NAME AND POSITION	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND EMPLOYMENT HISTORY
nominations. Mr. Kopelson serves on the Executive Committee of the Producers Branch of the Academy of Motion Picture Arts and Sciences and is a member of the Advisory Board of the Rand Corporation Center for Middle East Public Policy.

Doug Morris Director	Mr. Morris has been the Chairman and Chief Executive Officer of Universal Music Group since November 1995. In July 1995, he formed a joint venture with Universal Music Group for a full-service record label. Prior to that, Mr. Morris served as President and Chief Operating Officer of Warner Music U.S. commencing in 1994 and was soon after appointed Chairman. He served as President of Atlantic Records and Co-Chief Executive Officer of the Atlantic Recording Group from 1980 to 1994. Mr. Morris began his career as a songwriter, producer, and the founder of his own record label, which was acquired by Atlantic Records in 1978.

Shari Redstone Director	Ms. Redstone has been Vice Chair of the Board of CBS Corporation since June 2005, and President of National Amusements since January 2000. Prior to that, Ms. Redstone served as Executive Vice President of National Amusements since 1994. Ms. Redstone practiced law from 1978 to 1993, with her practice including corporate law, estate planning and criminal law. Ms. Redstone is a member of the Board of Directors and Executive Committee for the National Association of Theatre Owners, Co-Chairman and Co-President of MovieTickets.com, Inc., and Chairman and Chief Executive Officer of CineBridge Ventures, Inc. Ms. Redstone is a board member of several charitable organizations, including the Board of Trustees at Dana Farber Cancer Institute, the Board of Directors at Combined Jewish Philanthropies and the Board of Directors of the John F. Kennedy Library Foundation. Ms. Redstone is also a director of National Amusements, Midway Games Inc. (Chair) and Viacom (Vice Chair).

Frederic V. Salerno Director	Mr. Salerno is a retired Vice Chairman and Chief Financial Officer of Verizon Communications Inc., a position he held from June 2000 to October 2002. Prior to that, Mr. Salerno served as Vice Chairman and Chief Financial Officer of Bell Atlantic Corporation (Verizon’s predecessor) from August 1997. Prior to the merger of Bell Atlantic and NYNEX Corporation, Mr. Salerno served as Vice Chairman, Finance and Business Development of NYNEX from 1994 to 1997. Mr. Salerno was Vice Chairman of the Board of NYNEX and President of the NYNEX Worldwide Services Group from 1991 to 1994. Prior to the Separation, Mr. Salerno served as a director of the former Viacom Inc. from 1994 through 2005. Mr. Salerno is also a director of Akamai

NAME AND POSITION	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND EMPLOYMENT HISTORY
Technologies, Inc., The Bear Stearns Companies Inc., IntercontinentalExchange, Inc., Popular Inc. and Viacom Inc.

Anthony G. Ambrosio Executive Vice President, Human Resources and Administration	Mr. Ambrosio has been Executive Vice President, Human Resources and Administration of CBS Corporation since the Separation. Previously, he served as Co-Executive Vice President, Human Resources of the former Viacom Inc. since September 2005 and as Senior Vice President, Human Resources and Administration of the CBS, Infinity and Viacom Outdoor businesses since 2000. Prior to that, Mr. Ambrosio served as Vice President, Corporate Human Resources of the former CBS Corporation.

Louis J. Briskman Executive Vice President and General Counsel	Mr. Briskman has been Executive Vice President and General Counsel of CBS Corporation since the Separation. Previously, since September 2005, he served as Executive Vice President and General Counsel of the businesses that comprise CBS Corporation after the Separation. Prior to that, Mr. Briskman served as Senior Vice President and General Counsel of Aetna Inc. since April 2004 and as Executive Vice President and General Counsel for CBS Television from 2000 to 2002. From 1993 to 2000, Mr. Briskman served as General Counsel of the former CBS Corporation and its predecessor, Westinghouse Electric Corporation. He joined Westinghouse Electric Corporation in 1975 and became its General Counsel in 1993 after serving as General Counsel of its Group W division beginning in 1983.

Martin D. Franks Executive Vice President, Policy, Planning and Government Affairs	Mr. Franks has been Executive Vice President, Policy, Planning and Government Affairs of CBS Corporation since May 22, 2008. Prior to that, he served as Executive Vice President, Planning, Policy and Government Relations of CBS Corporation since the Separation. Previously, he served as Executive Vice President, CBS Television since 2000 and was also Senior Vice President of the former Viacom Inc. from 2000 to 2005. Prior to that, Mr. Franks served as Senior Vice President of the former CBS Corporation from 1997 to 2000, as Senior Vice President, Washington of the former CBS Corporation from 1994 to 1997, and as Vice President, Washington of the former CBS Corporation from 1988 to 1994.

Susan C. Gordon Senior Vice President, Controller and Chief Accounting Officer	Ms. Gordon has been Senior Vice President, Controller and Chief Accounting Officer of CBS Corporation since the Separation. Prior to that, she served as Senior Vice President, Controller and Chief Accounting Officer of the former Viacom Inc. from May 2002 until the Separation, as Vice President, Controller and Chief Accounting Officer from April 1995 to May 2002 and as Vice President, Internal Audit of the former Viacom Inc. from October 1986 to April 1995.

NAME AND POSITION	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND EMPLOYMENT HISTORY
Ms. Gordon served as Controller of Viacom Broadcasting from June 1985 to October 1986. Ms. Gordon joined the former Viacom Inc. in 1981.
Joseph R. Ianniello Senior Vice President, Chief Development Officer and Treasurer	Mr. Ianniello has been Senior Vice President, Chief Development Officer and Treasurer of CBS Corporation since May 22, 2008. Prior to that, he served as Senior Vice President, Finance and Treasurer of CBS Corporation since the Separation. Prior to the Separation, he served as Senior Vice President and Treasurer of the former Viacom Inc. since July 2005, as Vice President, Corporate Development of the former Viacom Inc. from 2000 to 2005 and as Director, Financial Planning of the former CBS Corporation from 1997 to 2000.

Richard M. Jones Senior Vice President and General Tax Counsel	Mr. Jones has been Senior Vice President and General Tax Counsel of CBS Corporation since the Separation, and for the former Viacom Inc. since December 2005. Previously, he served as Vice President of Tax, Assistant Treasurer and Tax Counsel for NBC Universal, Inc. since 2003. Prior to that, he spent 13 years with Ernst & Young in their media & entertainment and transaction advisory services practices. Mr. Jones also served honorably as a non-commissioned officer in the U.S. Army’s 75th Ranger Regiment.

Fredric G. Reynolds Executive Vice President and Chief Financial Officer	Mr. Reynolds has been Executive Vice President and Chief Financial Officer of CBS Corporation since the Separation. Previously, Mr. Reynolds served as Executive Vice President and Chief Financial Officer of the businesses that comprise CBS Corporation post-Separation, and President of the CBS Television Stations Group since 2001. Prior to that, Mr. Reynolds served as Executive Vice President and Chief Financial Officer of the former Viacom Inc. from 2000 to 2001 and served as Executive Vice President and Chief Financial Officer of the former CBS Corporation and its predecessor, Westinghouse Electric Corporation, from 1994 to 2000. Mr. Reynolds was Chief Financial Officer of CBS Inc. from April 1996 to 1997.

Gil Schwartz Executive Vice President and Chief Communications Officer	Mr. Schwartz has been Executive Vice President and Chief Communications Officer of CBS Corporation since the Separation. Previously, he was Executive Vice President of CBS Communications Group, which served CBS Corporation’s broadcast and local television, syndication, radio and outdoor operations, among others, from 2004 until the Separation. He was Senior Vice President, Communications of CBS from 2000 to 2004, and Senior Vice President, Communications of the former CBS Corporation from 1996 to 2000. Mr. Schwartz served as Vice President, Corporate Communications of Westinghouse Broadcasting from 1995 to 1996. Prior to that, Mr. Schwartz served as Vice President, Communications for

NAME AND POSITION	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND EMPLOYMENT HISTORY
Westinghouse Broadcasting’s Group W Television Stations from 1989 to 1995. Mr. Schwartz joined Westinghouse Broadcasting in 1981.

Martin M. Shea Executive Vice President, Investor Relations	Mr. Shea has been Executive Vice President, Investor Relations of CBS Corporation since the Separation and for the former Viacom Inc. since November 2004. Prior to that, he served as Senior Vice President, Investor Relations of the former Viacom Inc. since January 1998. Mr. Shea was Senior Vice President, Corporation Communications for Triarc Companies, Inc. from July 1994 to May 1995 and from November 1995 to December 1997. He served as Managing Director of Edelman Worldwide from June 1995 through October 1995. Mr. Shea held various Investor Relations positions at Paramount Communications Inc., serving most recently as Vice President, Investor Relations from 1977 until July 1994.

Angeline C. Straka Senior Vice President, Deputy General Counsel and Secretary	Ms. Straka has been Senior Vice President, Deputy General Counsel and Secretary of CBS Corporation since the Separation. Prior to that, Ms. Straka served as Vice President and Associate General Counsel and Co-Head of the Corporate, Transactions and Securities practice group in the corporate law department of the former Viacom Inc. Prior to joining the former Viacom Inc. corporate law department in February 2001, Ms. Straka served as Senior Vice President, General Counsel and Secretary of Infinity Broadcasting Corporation, then a majority-owned public subsidiary of the former Viacom Inc. from May 2000. Ms. Straka was Vice President, Deputy General Counsel and Secretary of the former CBS Corporation and its predecessor, Westinghouse Electric Corporation, since 1992 and up to the time of the May 2000 merger of the former Viacom Inc. and the former CBS Corporation.

Manually signed facsimiles of the Letter of Transmittal, properly completed, will be accepted. The Letter of Transmittal and certificates evidencing Shares and any other required documents should be sent or delivered by each stockholder or its, his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Offer is:

If delivering by mail:	If delivering by hand or courier:
BNY Mellon Shareowner Services	BNY Mellon Shareowner Services
c/o Mellon Investor Services LLC	c/o Mellon Investor Services LLC
Attn: Corporate Actions Department, 27th Floor	Attn: Corporate Actions Department, 27th Floor
P.O. Box 3301	480 Washington Boulevard
South Hackensack, NJ 07606	Jersey City, NJ 07310

Questions or requests for assistance may be directed to the Information Agent or the Dealer Managers at their respective addresses and telephone numbers listed below. Additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may also be obtained from the Information Agent or the Dealer Managers. Stockholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer.

The Information Agent for the Offer is:

105 Madison Avenue

New York, New York 10016

(212) 929-5500 (Call Collect)

or

(800) 322-2885 (Toll Free)

Email: tenderoffer@mackenziepartners.com

The Dealer Managers for the Offer are:

Citigroup Global Markets Inc. Special Equity Transactions Group 390 Greenwich Street, 5th Floor New York, New York 10013 Telephone: (877) 531-8365	UBS Securities LLC 299 Park Avenue New York, New York 10171 Telephone: (877) 299-7215